Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-88 JAPAN
Telephone: (03) 3817- Fax: (03) 3811-

February.5, 2008

Securities and Exchange Commission
Headquarters
100 F Street, NE Washington, DC 20549
Office of Investor Education and Assistance

SUPPL

08000589

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

PROCESSED
FEB 13 2008
THOMSON
FINANCIAL

*Hidehiro Miyake*

Hidehiro Miyake
Finance Group, Director
Finance & Accounting Department
Eisai Co., Ltd.

2/11

82-4015

## Announcement

January 17, 2008

The following is the original press release distributed by Eisai Corporation of North America on January 17, 2008.

*FOR IMMEDIATE RELEASE*

# Eisai and MGI PHARMA Announce Early Termination of HSR Waiting Period for Eisai's Acquisition of MGI PHARMA

**Tokyo, Japan, and Bloomington, MN, January 17, 2008** - Eisai Co., Ltd. (Tokyo, TSE: 4523) ("Eisai") and MGI PHARMA, INC. (NASDAQ: MOGN) ("MGI PHARMA") announced today that the Federal Trade Commission has granted early termination of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the acquisition of MGI PHARMA by Eisai.

As previously announced on December 21, 2007, an indirect wholly-owned subsidiary of Eisai, Jaguar Acquisition Corp., commenced an all cash offer to purchase all outstanding shares of the common stock of MGI PHARMA, including the associated preferred share purchase rights, for US$41.00 per share, without interest and subject to applicable withholding of taxes. The offer is scheduled to expire at 12:00 midnight (New York City time) on January 22, 2008. The grant of early termination of the waiting period under the HSR Act satisfies one of the conditions to the offer. The offer is conditioned upon, among other things, at least a majority of all MGI PHARMA shares outstanding (on a fully diluted basis) being validly tendered and not withdrawn prior to the expiration of the offer, and the satisfaction of other customary conditions.

The terms, conditions and other details of the offer are set forth in the definitive merger agreement and offering documents filed with the U.S. Securities and Exchange Commission on December 11, 2007, and December 21, 2007, as amended.

**Important Additional Information Has Been Filed with the Securities and Exchange Commission ("SEC")**

The tender offer described in this press release has commenced, but this press release is neither an offer to purchase nor a solicitation of an offer to sell MGI PHARMA shares or any securities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT ON SCHEDULE TO AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement has been filed by Eisai Co., Ltd., Eisai Corporation of North America and Jaguar Acquisition Corp. with the SEC, and the solicitation/recommendation statement has been filed by MGI PHARMA, INC. with the SEC. Investors and security holders may obtain a free copy of these statements and other documents filed by Eisai Co., Ltd., Eisai Corporation of North America and Jaguar Acquisition Corp. or MGI PHARMA, INC. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement,

and such other documents may be obtained for free by directing such requests to Georgeson Inc., the information agent for the tender offer, at 1-212-440-9800 for banks and brokers or 1-888-605-7543 for shareholders and all others.

**About Eisai Co., Ltd.**

Eisai Co., Ltd. is a research-based *human health care* (*hhc*) company that discovers, develops and markets products throughout the world. Eisai focuses its efforts in three therapeutic areas: integrative neuroscience, including neurology and psychiatric medicines; gastrointestinal disorders; and integrative oncology, including oncotherapy and supportive-care treatments. Through a global network of research facilities, manufacturing sites and marketing affiliates, Eisai actively participates in all aspects of the worldwide healthcare system. Eisai forecasts group sales of ¥739 billion in FY2007. More than 50% of the group sales are derived from businesses outside of Japan.

**About Eisai Corporation of North America**

Eisai Corporation of North America is a wholly-owned subsidiary of Eisai Co., Ltd. and supports the activities of its operating companies in North America. These operating companies include: Eisai Research Institute of Boston, Inc., a discovery operation with strong organic chemistry capabilities; Morphotek, Inc., a biopharmaceutical company specializing in the development of therapeutic monoclonal antibodies; Eisai Medical Research Inc., a clinical development group; Eisai Inc., a commercial operation with manufacturing and marketing/sales functions; and Eisai Machinery U.S.A., which markets and maintains pharmaceutical manufacturing machinery.

**About MGI PHARMA**

MGI PHARMA, INC. is a biopharmaceutical company focused in oncology and acute care that acquires, researches, develops, and commercializes proprietary products that address the unmet needs of patients. MGI PHARMA markets Aloxi® (palonosetron hydrochloride) Injection, Dacogen® (decitabine) for Injection, and Gliadel® Wafer (polifeprosan 20 with carmustine implant) in the United States. MGI PHARMA directly markets its products in the U.S. and collaborates with partners to reach international markets. For more information about MGI PHARMA, please visit www.mgipharma.com.

**Inquiries:**


**For Eisai:**

In Japan

Akira Fujiyoshi
Vice President, Corporate
Communications & Investor Relations
Eisai Co., Ltd.
+81-3-3817-5120

In the US

Investors:
Robert Feeney
Director, Investor and Government
Relations
Eisai Corporation of North America
201-746-2069

Media:
Judee Shuler
Director, Corporate Planning &

**For MGI PHARMA:**

Investors:
Timothy J. Smith
Investor Relations
MGI PHARMA, Inc.
952-406-3100

Communications
Eisai Corporation of North America
201-746-2241

Sard Verbinnen & Co.
Jim Barron/Susan Burns/Victoria
Hofstad
212-687-8080

Page Top ▲

**EISAI ANNOUNCES SATISFACTION OF CONDITIONS TO TENDER OFFER FOR MGI PHARMA SHARES**

**96.1% MGI PHARMA Shares Tendered; Subsequent Offering Period Announced**

**Tokyo, Japan, January 23, 2008 –** Eisai Co., Ltd. (Tokyo, TSE 4523) ("Eisai"), a research-based *human health care (hhc)* company, today announced the satisfaction of all of the conditions to the offer by its indirect wholly-owned subsidiary, Jaguar Acquisition Corp. ("Jaguar"), to purchase all outstanding shares of the common stock of MGI PHARMA, INC. (NASDAQ: MOGN) ("MGI PHARMA"), including the associated preferred share purchase rights, for US$41.00 per share, without interest and subject to applicable withholding of taxes. As of 12:00 midnight (New York City time) on Tuesday, January 22, 2008, the expiration date of the offer, 78,363,716 MGI PHARMA shares have been tendered into the offer, including 18,933,563 MGI PHARMA shares tendered through notices of guaranteed delivery, together representing over 96.1% of the outstanding shares of MGI PHARMA. All shares validly tendered on or prior to January 22, 2008 (excluding shares tendered through notices of guaranteed delivery) have been accepted for payment, and Eisai expects to promptly pay for all such shares. Shares validly tendered in satisfaction of notices of guaranteed delivery will also be accepted for payment and promptly paid.

Eisai also announced that Jaguar has elected to provide a subsequent offering period of three business days, which commences today and will expire at 12:00 midnight (New York City time) on Friday, January 25, 2008. The purpose of the subsequent offering period is to enable holders of MGI PHARMA shares who have not yet tendered their shares prior to the expiration of the initial offer period to participate in the offer at any time before the expiration of the subsequent offering period and receive US$41.00 per MGI PHARMA share, without interest and subject to applicable withholding of taxes. During the subsequent offering period, all MGI PHARMA shares validly tendered will be immediately accepted for payment and the same price of US$41.00 per share, without interest and subject to applicable withholdings of taxes, offered during the initial offer period will be promptly paid. Procedures for tendering MGI PHARMA shares during the subsequent offering period are the same as during the initial offer period with two exceptions: (1) the guaranteed delivery procedures may not be used during the subsequent offering period and (2) no shares tendered during the subsequent offering period may be withdrawn.

Eisai expects to consummate the merger of Jaguar with MGI PHARMA promptly after the expiration of the subsequent offering period.

**Important Additional Information Has Been Filed with the Securities and Exchange Commission ("SEC")**

This press release is neither an offer to purchase nor a solicitation of an offer to sell MGI PHARMA shares or any securities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT ON SCHEDULE TO AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement has been filed by Eisai Co., Ltd., Eisai Corporation of North America and Jaguar Acquisition Corp. with the SEC, and the solicitation/recommendation statement has been filed by MGI PHARMA, INC. with the SEC. Investors and security holders may obtain a free copy of these statements and other documents filed by Eisai Co., Ltd., Eisai Corporation of North America and Jaguar Acquisition Corp. or MGI PHARMA, INC. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Georgeson Inc., the information agent for the tender offer, at 1-212-440-9800 for banks and brokers or 1-888-605-7543 for shareholders and all others.

**About Eisai Co., Ltd.**
Eisai Co., Ltd. is a research-based *human health care (hhc)* company that discovers, develops and markets products throughout the world. Eisai focuses its efforts in three therapeutic areas: integrative neuroscience, including neurology and psychiatric medicines; gastrointestinal disorders; and integrative oncology, including oncotherapy and supportive-care treatments. Through a global network of research facilities, manufacturing sites and marketing affiliates, Eisai actively participates in all aspects of the worldwide healthcare system.

**About Eisai Corporation of North America**
Eisai Corporation of North America is a wholly-owned subsidiary of Eisai Co., Ltd. and supports the activities of its operating companies in North America. These operating companies include: Eisai Research Institute of Boston, Inc., a discovery operation with strong organic chemistry capabilities; Morphotek, Inc., a biopharmaceutical company specializing in the development of therapeutic monoclonal antibodies; Eisai Medical Research Inc., a clinical development group; Eisai Inc., a commercial operation with manufacturing and marketing/sales functions; and Eisai Machinery U.S.A., which markets and maintains pharmaceutical manufacturing machinery.

**Forward Looking Statement**
Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include statements regarding the expected timing of the completion of the transaction. Words such as "expects," "anticipates," "forecasts," and similar expressions are intended to identify such forward-looking statements. We will not undertake and specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

**Inquiries:**


In Japan

Mr. Akira Fujiyoshi
Vice President
Corporate Communications &
Investor Relations
Phone: +81-3-3817-5120

In the US

Investors:
Mr. Robert Feeney
Director, Investor and Government Relations
Eisai Corporation of North America
201-746-2069

Media:
Ms. Judee Shuler
Director, Corporate Planning & Communications
Eisai Corporation of North America
201-746-2241

Sard Verbinnen & Co.
Jim Barron/Susan Burns/Victoria Hofstad
212-687-8080


#######

82-4015

## Announcement

January 26, 2008

The following is the original press release distributed by Eisai Corporation of North America on January 26, 2008.

*FOR IMMEDIATE RELEASE*

# EISAI ANNOUNCES COMPLETION OF TENDER OFFER FOR MGI PHARMA SHARES

**Tokyo, Japan, January 26, 2008** - Eisai Co., Ltd. (Tokyo, TSE 4523) ("Eisai"), a research-based *human health care* (*hhc*) company, today announced the completion of the offer by its indirect wholly-owned subsidiary, Jaguar Acquisition Corp. ("Jaguar"), to purchase all outstanding shares of the common stock of MGI PHARMA, INC. (NASDAQ: MOGN) ("MGI PHARMA"), including the associated preferred share purchase rights, for US$41.00 per share, without interest and subject to applicable withholding of taxes. As of 12:00 midnight (New York City time) on Friday, January 25, 2008, the expiration date of the previously announced subsequent offering period for the offer, 76,494,076 MGI PHARMA shares have been validly tendered into the offer, representing over 93.8% of the outstanding shares of MGI PHARMA. All shares validly tendered in the offer have been accepted for payment, and the consideration for all such shares either has been paid or will promptly be paid.

As the final step of the acquisition process, Eisai intends to effect a short-form merger of Jaguar with and into MGI PHARMA, in which the remaining MGI PHARMA shareholders, other than shareholders who elect to exercise their dissenter's rights under applicable Minnesota law, will receive the same cash price of US$41.00 per share paid in the offer, without interest and subject to applicable withholding of taxes. Consummation of the short-form merger is expected to occur on the next business day. Following the merger, MGI PHARMA will become a wholly-owned subsidiary of Eisai Corporation of North America, a wholly-owned subsidiary of Eisai Co., Ltd., and MGI PHARMA common stock will be delisted and will cease to trade on the NASDAQ National Market.

**About Eisai Co., Ltd.**

Eisai Co., Ltd. is a research-based *human health care* (*hhc*) company that discovers, develops and markets products throughout the world. Eisai focuses its efforts in three therapeutic areas: integrative neuroscience, including neurology and psychiatric medicines; gastrointestinal disorders; and integrative oncology, including oncotherapy and supportive-care treatments. Through a global network of research facilities, manufacturing sites and marketing affiliates, Eisai actively participates in all aspects of the worldwide healthcare system.

**About Eisai Corporation of North America**

Eisai Corporation of North America is a wholly-owned subsidiary of Eisai Co., Ltd. and supports the activities of its operating companies in North America. These operating companies include: Eisai Research Institute of Boston, Inc., a discovery operation with strong organic chemistry capabilities; Morphotek, Inc., a biopharmaceutical company specializing in the development of therapeutic monoclonal antibodies; Eisai

Medical Research Inc., a clinical development group; Eisai Inc., a commercial operation with manufacturing and marketing/sales functions, and Eisai Machinery U.S.A., which markets and maintains pharmaceutical manufacturing machinery.

**Forward-Looking Statement**

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include statements regarding the expected timing of the completion of the merger. Words such as "expects," "anticipates," "forecasts," "intends" and similar expressions are intended to identify such forward-looking statements. We will not undertake and specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

**Inquiries:**


In Japan

Mr. Akira Fujiyoshi
Vice President
Corporate Communications &
Investor Relations
Phone: +81-3-3817-5120

In the US

Investors:
Mr. Robert Feeney
Director, Investor and Government Relations
Eisai Corporation of North America
201-746-2069

Media:
Ms. Judee Shuler
Director, Corporate Planning & Communications
Eisai Corporation of North America
201-746-2241

Sard Verbinnen & Co.
Jim Barron/Susan Burns/Victoria Hofstad
212-687-8080


Page Top ▲

## EISAI COMPLETES ACQUISITION OF MGI PHARMA

**Tokyo, Japan, January 28, 2008 (U.S. Time)** – Eisai Co., Ltd. (Tokyo, TSE 4523) ("Eisai"), a research-based *human health care (hhc)* company, today announced the successful completion of its acquisition of MGI PHARMA, INC. (NASDAQ: MOGN) ("MGI PHARMA") for approximately $3.9 billion through a cash tender offer followed by a short-form merger of its acquisition vehicle, Jaguar Acquisition Corp. ("Jaguar"), with and into MGI PHARMA. As a result of this acquisition, MGI PHARMA becomes a wholly-owned subsidiary of Eisai Corporation of North America.

At the effective time of the merger, all outstanding shares of MGI PHARMA common stock not validly tendered and accepted for payment in the tender offer were converted into the right·to receive US$41.00 per share in cash (the same price paid in the tender offer), without interest and subject to applicable withholding of taxes. Computershare, acting as the paying agent for the merger, will mail to the remaining former shareholders of MGI PHARMA materials necessary to exchange their former MGI PHARMA shares for such payment. As a result of the merger, MGI PHARMA shares will be delisted and cease to trade on the NASDAQ National Market.

**About Eisai Co., Ltd.**
Eisai Co., Ltd. is a research-based *human health care (hhc)* company that discovers, develops and markets products throughout the world. Eisai focuses its efforts in three therapeutic areas: integrative neuroscience, including neurology and psychiatric medicines; gastrointestinal disorders; and integrative oncology, including oncotherapy and supportive-care treatments. Through a global network of research facilities, manufacturing sites and marketing affiliates, Eisai actively participates in all aspects of the worldwide healthcare system.

**About Eisai Corporation of North America**
Eisai Corporation of North America is a wholly-owned subsidiary of Eisai Co., Ltd. and supports the activities of its operating companies in North America. These operating companies include: Eisai Research Institute of Boston, Inc., a discovery operation with strong organic chemistry capabilities; Morphotek, Inc., a biopharmaceutical company specializing in the development of therapeutic monoclonal antibodies; Eisai Medical Research Inc., a clinical development group; Eisai Inc., a commercial operation with manufacturing and marketing/sales functions; and Eisai Machinery U.S.A., which markets and maintains pharmaceutical manufacturing machinery.

**Inquiries:**


In Japan

Mr. Akira Fujiyoshi
Vice President
Corporate Communications &
Investor Relations
Phone: +81-3-3817-5120

In the US

Investors:
Mr. Robert Feeney
Director, Investor and Government Relations
Eisai Corporation of North America
201-746-2069

Media:
Ms. Judee Shuler
Director, Corporate Planning & Communications
Eisai Corporation of North America
201-746-2241

Sard Verbinnen & Co.
Jim Barron/Susan Burns/Victoria Hofstad
212-687-8080


######

82-4015

# EISAI CO., LTD.
# AND
# CONSOLIDATED SUBSIDIARIES
# THIRD QUARTER FINANCIAL REPORT RELEASE

**FOR IMMEDIATE RELEASE**
**February 1, 2008**

Eisai Co., Ltd. announced quarterly consolidated financial results for the fiscal year ending March 31, 2008.

- Eisai Co., Ltd. is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito, Director, President & CEO
- Inquiries should be directed to: Akira Fujiyoshi, Vice President, Corporate Communications, Investor Relations

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5120
URL http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

## 1. CONSOLIDATED THIRD QUARTER FINANCIAL RESULTS (October 1, 2007 – December 31, 2007)

### (1) RESULTS OF OPERATIONS

**<Three months ended December 31>**

| Period | Net Sales | Percent Change | Operating Income | Percent Change | Ordinary Income | Percent Change |
|---|---|---|---|---|---|---|
| October 1, 2007- December 31, 2007 | ¥196,736 mil. | 8.5% | ¥35,479 mil. | 3.8% | ¥36,714 mil. | 1.8% |
| October 1, 2006- December 31, 2006 | ¥181,398 mil. | 8.4% | ¥34,194 mil. | 3.8% | ¥36,055 mil. | 5.1% |

| Period | Net Income | Percent Change | Basic Earnings per Share | Diluted Earnings per Share |
|---|---|---|---|---|
| October 1, 2007- December 31, 2007 | ¥24,162 mil. | 3.5% | ¥84.86 | ¥84.78 |
| October 1, 2006- December 31, 2006 | ¥23,336 mil. | 6.1% | ¥82.03 | ¥81.90 |

**<Nine months ended December 31>**

| Period | Net Sales | Percent Change | Operating Income | Percent Change | Ordinary Income | Percent Change |
|---|---|---|---|---|---|---|
| April 1, 2007- December 31, 2007 | ¥559,553 mil. | 11.7% | ¥92,540 mil. | 10.4% | ¥96,275 mil. | 9.7% |
| April 1, 2006- December 31, 2006 | ¥500,788 mil. | 11.3% | ¥83,837 mil. | 7.2% | ¥87,800 mil. | 7.8% |
| April 1, 2006- March 31, 2007 | ¥674,111 mil. | | ¥105,263 mil. | | ¥110,462 mil. | |

| Period | Net Income | Percent Change | Basic Earnings per Share | Diluted Earnings per Share |
|---|---|---|---|---|
| April 1, 2007- December 31, 2007 | ¥63,514 mil. | 13.7% | ¥223.35 | ¥223.12 |
| April 1, 2006- December 31, 2006 | ¥55,846 mil. | 7.1% | ¥195.85 | ¥195.55 |
| April 1, 2006- March 31, 2007 | ¥70,614 mil. | | ¥247.85 | ¥247.47 |

### (2) FINANCIAL POSITION

| | Total Assets | Equity | Shareholders' Equity Ratio | Book-value per share |
|---|---|---|---|---|
| December 31, 2007 | ¥833,274 mil. | ¥576,481 mil. | 68.6% | ¥2,006.01 |
| December 31, 2006 | ¥756,607 mil. | ¥548,079 mil. | 71.1% | ¥1,894.24 |
| March 31, 2007 | ¥792,114 mil. | ¥562,698 mil. | 69.7% | ¥1,944.41 |

Reference: Shareholders' Equity = Equity – Minority interests – Stock acquisition rights

- As of December 31, 2007: ¥571,473 million
- As of December 31, 2006: ¥538,048 million
- As of March 31, 2007: ¥552,464 million

All figures less than 1,000,000 yen have been omitted.

## (3) CASH FLOWS

### < Three months ended December 31>

| Period | Net Cash Provided by Operating Activities | Net Cash Used in Investing Activities | Net Cash Used in Financing Activities | Cash and Cash Equivalents |
|---|---|---|---|---|
| October 1, 2007- December 31, 2007 | ¥10,122 mil. | (¥9,195 mil.) | ¥1,311 mil. | ¥141,731 mil. |
| October 1, 2006- December 31, 2006 | ¥5,918 mil. | (¥32,130 mil.) | (¥15,594 mil.) | ¥134,744 mil. |

### <Nine months ended December 31>

| Period | Net Cash Provided by Operating Activities | Net Cash Used in Investing Activities | Net Cash Used in Financing Activities | Cash and Cash Equivalents |
|---|---|---|---|---|
| April 1, 2007- December 31, 2007 | ¥51,852 mil. | (¥61,821 mil.) | (¥17,464 mil.) | ¥141,731 mil. |
| April 1, 2006- December 31, 2006 | ¥42,533 mil. | (¥53,336 mil.) | (¥40,710 mil.) | ¥134,744 mil. |
| April 1, 2006- March 31, 2007 | ¥81,188 mil. | (¥55,212 mil.) | (¥40,620 mil.) | ¥171,090 mil. |

Notes: Prior year cash flow data has been reclassified to reflect the change that is described in "Note" on pages 20 and 21.

## 2. CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2008

Financial forecast has not been revised as the amount affected by acquisition of MGI PHARMA INC. is not finalized. Please see page 12 for further details.

## 3. OTHER

1) There is no change in important subsidiaries (change in specific subsidiaries involving changes in the scope of consolidation) during the period under review.
2) Simplified accounting methods are not applied.
3) There are no changes in accounting methods from the most recent fiscal year.

All figures less than 1,000,000 yen have been omitted.

[REFERENCE]

# 1. NON-CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2008

## (1) RESULTS OF OPERATIONS

### <Three months ended December 31>

| Period | Net Sales | Percent Change | Operating Income | Percent Change | Ordinary Income | Percent Change |
|---|---|---|---|---|---|---|
| October 1, 2007-December 31, 2007 | ¥107,890 mil. | 13.7% | ¥24,463 mil. | 11.8% | ¥24,622 mil. | 10.4% |
| October 1, 2006-December 31, 2006 | ¥94,932 mil. | 1.8% | ¥21,876 mil. | (8.9%) | ¥22,306 mil. | (9.1%) |

| Period | Net Income | Percent Change | Basic Earnings per Share | Diluted Earnings per Share |
|---|---|---|---|---|
| October 1, 2007-December 31, 2007 | ¥16,099 mil. | 12.2% | ¥56.54 | ¥56.48 |
| October 1, 2006-December 31, 2006 | ¥14,344 mil. | (9.7%) | ¥50.42 | ¥50.34 |

### <Nine months ended December 31>

| Period | Net Sales | Percent Change | Operating Income | Percent Change | Ordinary Income | Percent Change |
|---|---|---|---|---|---|---|
| April 1, 2007-December 31, 2007 | ¥302,769 mil. | 14.2% | ¥66,203 mil. | 26.8% | ¥66,570 mil. | 25.5% |
| April 1, 2006-December 31, 2006 | ¥265,046 mil. | 4.3% | ¥52,227 mil. | (8.1%) | ¥53,048 mil. | (9.0%) |
| April 1, 2006-March 31, 2007 | ¥351,647 mil. | | ¥65,026 mil. | | ¥65,674 mil. | |

| Period | Net Income | Percent Change | Basic Earnings per Share | Diluted Earnings per Share |
|---|---|---|---|---|
| April 1, 2007-December 31, 2007 | ¥44,277 mil. | 28.4% | ¥155.71 | ¥155.54 |
| April 1, 2006-December 31, 2006 | ¥34,482 mil. | (8.1%) | ¥120.93 | ¥120.74 |
| April 1, 2006-March 31, 2007 | ¥42,803 mil. | | ¥150.23 | ¥150.01 |

## (2) FINANCIAL POSITION

| | Total Assets | Equity | Shareholders' Equity Ratio | Book-value per Share |
|---|---|---|---|---|
| December 31, 2007 | ¥577,965 mil. | ¥470,745 mil. | 81.4% | ¥1,650.47 |
| December 31, 2006 | ¥545,776 mil. | ¥458,793 mil. | 84.0% | ¥1,614.18 |
| March 31, 2007 | ¥573,702 mil. | ¥467,541 mil. | 81.4% | ¥1,644.49 |

Reference: Shareholders' Equity = Equity – Minority interests – Stock acquisition rights

- As of December 31, 2007: ¥470,188 million
- As of December 31, 2006: ¥458,498 million
- As of March 31, 2007: ¥467,246 million

*For further details on the financial forecast, please see pages 12 and 13.

All figures less than 1,000,000 yen have been omitted.

## 1. Operating Results

### 1) Overview of operating results

(1) Operating results for the period under review

[Sales and income]

- **Consolidated net sales** during the quarter amounted to ¥196,736 million (8.5% up year-on-year).
- **Sales of *Aricept***, an Alzheimer's disease treatment, amounted to ¥78,220 million (17.7% up year-on-year), with **sales in Japan** totaling ¥18,949 million (35.2% up) and **sales in the U.S.** totaling ¥48,036 million (15.1% up; 19.2% up on a dollar-denominated basis). **Sales of *Pariet*** (U.S. brand name: *AcipHex*), a proton pump inhibitor, amounted to ¥47,696 million (0.4% up year-on-year), with **sales in Japan** amounting to ¥11,246 million (24.4% up) and **sales in the U.S.** amounting to ¥33,081 million (down 3.6%; 0.03% up on a dollar basis).
- **The year-on-year increase/decrease in sales to external customers by each geographic area** is as follows: 10.8% increase in Japan; 6.3% increase in North America; 0.1% increase in Europe; and 27.7% increase in all other remaining markets including Asia.
- **Research and development (R&D) expenses** came to ¥35,723 million (34.1% up year-on-year). **Selling, general and administrative expenses** (SG &A expenses) amounted to ¥96,590 million (5.2% up). **Cost of goods sold** amounted ¥28,942 million (0.8% up), with the **cost of sales ratio** being 14.7% (down 1.1 percentage points from the comparable quarter in previous year).
- With respect to earnings results, **operating income** for the quarter advanced to ¥35,479 million (3.8% up year-on-year); **ordinary income** to ¥36,714 million (1.8% up); and **net income** to ¥24,162 million (3.5% up). **Basic earnings per share (EPS)** came to ¥84.86 (up ¥2.83 as compared to the same quarter in previous year).
- **Net cash provided by operating activities** in the quarter was ¥10,122 million (¥4,204 million up from the comparable quarter in previous year). **Net Cash used in investing activities** totaled ¥9,195 million (down ¥22,934 million as compared to the same quarter in previous year).

## 2) Consolidated Financial Highlights for the Nine Months]
## (April 1 – December 31, 2007)

- **Consolidated financial results for the nine months** were as follows:

| | |
|---|---|
| Net sales: | ¥559,553 million (11.7% increase year-on-year) |
| Operating income: | ¥92,540 million (10.4% increase year-on-year) |
| Ordinary income: | ¥96,275 million (9.7% increase year-on-year) |
| Net income: | ¥63,514 million (13.7% increase year-on-year) |

- **Net sales of *Aricept*** increased to ¥219,084 million (19.9% up year-on-year) and those of ***AcipHex/Pariet*** rose to ¥139,904 million (6.9% up), showing steady growth in Japan, North America and Asia.
- Despite making **aggressive investments to support our growing R&D activities**, the Company realized an overall gain in **operating income, ordinary income and net income** due to improvements in the cost of sales ratio.

### [Segment Information]

(Net sales for each segment are those to external customers.)

**Performance by operating segment**

<u>Pharmaceuticals segment</u>

- **Sales of *Aricept*** increased in all regions while ***AcipHex/Pariet*** stayed strong.
- As a result, **pharmaceutical sales** totaled to ¥542,408 million (11.8% up year-on-year), with operating income amounting to ¥94,116 million (9.8% up).

<u>Other segment</u>

- **Sales of food additives, chemical, and machinery** came to ¥17,145 million (8.3% up year-on-year), with operating income resulting in ¥1,523 million (17.6% up).

**Performance by geographical segments**

<u>Japan</u>

- **Sales in Japan** amounted to ¥246,540 million (10.1% up year-on-year), with operating income amounting to ¥71,990 million (24.8% up).
- Among the prescription drugs, **sales of *Aricept*** increased to ¥48,984 million (29.2% up year-on-year) and those of ***Pariet*** increased to ¥29,516 million (24.6% up).

<u>North America</u>

- **Sales in North America** advanced to ¥250,229 million (13.7% up year-on-year). Operating income decreased to ¥16,973 million (20.8% down), mainly due to a change in the rate of royalty subject to be paid to the parent company.

- **Sales of *Aricept*** rose to ¥137,512 million (20.1% up year-on-year; 19.0% up on a dollar-denominated basis) and those of ***AcipHex*** increased to ¥99,467 million (5.0% up; 4.0% up on a dollar-denominated basis).

<u>Europe</u>

- **Sales in Europe** climbed to ¥41,626 million (2.0% up year-on-year). Operating income declined to ¥1,478 million (56.9% down), due to business expansion into new markets and significant competition in Europe.
- **Sales of *Aricept*** increased to ¥26,323 million (2.0% up year-on-year) and those of ***Pariet*** declined to ¥6,550 million (28.0% down).

<u>Asia and other regions</u>

- **Sales in Asia and other regions** amounted to ¥21,157 million (32.9% up year-on-year), and operating income increased to ¥4,304 million (52.8% up).
- **Sales of *Aricept*** grew to ¥6,264 million (38.2% up year-on-year), and sales of ***Pariet*** surged to ¥4,370 million (28.9% up).

<u>Overseas total</u>

- **Total overseas sales** excluding Japan advanced to ¥313,013 million (13.1% up year-on-year), accounting for 55.9% of the Company's consolidated net sales (a decrease of 0.7 percentage points over the comparable quarter in previous year).

**3) Research & Development, Alliance & Agreements, New Facility Launch**

**Ongoing Projects**

- **An AMPA receptor antagonist E2007** is being studied in Phase III for Parkinson's disease in the U.S. and Europe. The agent has also completed a Phase II study for epilepsy and is being prepared for Phase III studies. A new study for migraine headache prophylaxis is being considered based on the results of a completed Phase II study. Also, the neuropathic pain and multiple sclerosis indications are in Phase II.
- **Anti-cancer agent E7389** (microtubule growth suppressor) is now being investigated for the treatment of breast cancer in the U.S. and in Europe in Phase III studies. A Phase II study for breast cancer is also ongoing in Japan. Regarding other indications, Phase II studies are ongoing for non-small cell lung cancer (the U.S.), prostate cancer (the U.S. and Europe), and sarcoma (Europe). In a Phase II study for a third line breast cancer, the compound has shown promising anti-tumor activity and favorable safety profile. Eisai had planned to submit an NDA to FDA under Subpart H* based on Phase

II trial data to seek accelerated approval for E7389, but is precluded from doing so, because FDA approved another drug for this specific indication last October. Eisai now plans to submit an NDA for E7389 for third line breast cancer treatment based on results from ongoing Phase III clinical trials and Phase II data. .

(*Accelerated Approval under Subpart H: an FDA regulation under which FDA will accelerate the review of certain new drugs for serious or life-threatening illnesses that meet the criteria designated by FDA)

- **An endotoxin antagonist E5564** is being studied in Phase III for the treatment of severe sepsis in Japan, the U.S. and Europe. The study is being conducted as a global clinical trial.
- **Anti-cancer agent MORAb-009** (monoclonal antibody) has entered a Phase II study in the U.S. for pancreatic cancer.
- **Anti-cancer agent E7820** ($\alpha$2 integrin expression inhibitor) has entered a Phase II study for colon cancer in the U.S...
- **A multikinase inhibitor E6201** (dermatologic application) has entered a Phase II study for psoriasis in the U.S..
- A new drug application was submitted in Japan for **a central acting serotonin & noradrenalin reuptake inhibitor KES524** for obesity management in November 2007.
- A Phase II study of **an Alzheimer's disease treatment *Aricept*** for a pediatric indication was initiated in the U.S..
- A Phase III study of **an anti-epilepsy agent *Zonegran*** for a pediatric indication was initiated in Europe.
- The application of **a proton pump inhibitor *Pariet*** for non-erosive gastro-esophageal reflux disease submitted in Japan was temporarily withdrawn to account for data required for submission. The company will proceed with an additional study and aims to achieve resubmission.

**Alliances & Agreements**

- **A global exclusive licensing agreement was signed with BioArctic Neuroscience AB** (Sweden) in December 2007 for research & development, manufacturing, and marketing of BAN2401, a novel humanized monoclonal antibody, which is being developed as a next-generation therapeutic treatment for Alzheimer's disease.
- **A definitive merger agreement was signed with MGI PHARMA, INC.**, an U.S. oncology and acute care focused biopharmaceutical company in December 2007. The acquisition was expected to occur by means of a tender offer which was completed in

please see the "Other Event" section on Page 9.)

- **An in-licensing agreement was signed with Minophagen Pharmaceutical** for liver disease/allergic disease agents *Stronger Neo-Minophagen®* C and *Glycyron®* tablets in December 2007. Under this agreement, Eisai obtained an exclusive right to develop and market the products in Japan and Euroasia where products are not available. In addition, Eisai will exclusively assume an exclusive first negotiation right for marketing of the products in China and the other Euroasia countries where products have already been launched.
- **A license agreement was finalized with Abbott Japan Co., Ltd. and Abbott Biotechnology Ltd.** for co-development and marketing of D2E7, the fully human monoclonal anti-TNF alpha antibody in January 2008. In the agreement, the two company agreed the following: 1) Abbott Japan will hold the marketing authorization of the product in Japan and Eisai will market the product; 2) promotion of the product will be conducted by the two companies using one brand, one channel two promotion scheme; 3) the two companies will use the product name "Humira®" as used in the U.S. and in Europe. In addition, a co-development agreement for the new indications in Japan, ankylosing spondylitis, juvenile rheumatoid arthritis, and ulcerative colitis, has been signed.

**New Facility Launch**

- **Eisai Clinical Research Singapore Pte. Ltd.** held an opening ceremony in December 2007 to commence its strategic operation. It will promote activities as Eisai's clinical research base in the Asia pacific region.
- **Eisai Pharmatechnology & Manufacturing Pte. Ltd.** in Andhra Pradesh state in south India held a ground breaking ceremony in December 2007 at the construction site of its manufacturing and research base. At completion, it will facilitate the new API and dosage form manufacturing and research function for development of pharmaceutical products.

### 4) Other Events

**[Subsidiarization of Sanko Junyaku Co., Ltd. ]**

In April 2007, Eisai Co., Ltd. and its consolidated subsidiary Sanko Junyaku Co., Ltd. agreed that Eisai would make Sanko Junyaku its wholly-owned subsidiary through a share exchange ("Share Exchange") and entered into a share exchange agreement ("Share Exchange Agreement"). Previously, Eisai owned 50.59% of Sanko Junyaku shares. On June 21, 2007, the Annual Shareholders' Meeting of Sanko Junyaku approved this Share Exchange, and as of October 1, 2007, the shares were exchanged and Sanko Junyaku became Eisai's wholly-owned subsidiary.

**[Acquisition of MGI PHARMA, INC.]**

Eisai and MGI PHARMA, INC. ("MGI PHARMA"), an oncology and acute care focused biopharmaceutical company, entered into a definitive merger agreement on December 10, 2007 (New York City Time) under which Eisai would acquire MGI PHARMA for a total consideration of approximately $3.9 billion.

Based on the agreement, Eisai commenced its tender offer for all outstanding shares of MGI PHARMA for US$41.00 per share in an all-cash transaction on December 21, 2007.

The statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended was terminated on January 16, 2008 before the statutory period expires, and as of January 22, 2008, the expiration date of the offer 78,363,716 MGI PHARMA were tendered into the offer, including 18,933,563 MGI PHARMA shares tendered through notices of guaranteed delivery*, together representing over 96.1% of the outstanding shares of MGI PHARMA shares, thus all of the conditions to the offer were satisfied.

The subsequent offering period for 3 business days from January 23, 2008 was provided to enable holders of MGI PHARMA shares who did not tendered their shares during the initial offering period to participate in the offer. As of January 25, 2008, the expiration date of the subsequent offering period, 76,494,076 MGI PHARMA shares were tendered into the offer, representing 93.8% of the outstanding shares of MGI PHARMA. There is difference between the percentage of the tendered share as of January 22 and January 25 because a small percentage of shares tendered through notice of guaranteed shares were not delivered prior to the expiration of the offer period.

Eisai consummated the short-form merger, in which MGI PHARMA became a wholly-owned subsidiary of Eisai Corporation of North America, a wholly-owned subsidiary of Eisai Co., Ltd on January 28, 2008.

Eisai expects MGI PHARMA's marketed and pipeline products in oncology and acute care, as well as its R&D and commercial capabilities, including field sales specialists, together

with Eisai's existing oncology products, global infrastructure and R&D capabilities, will create a base for continued sales growth, pipeline enhancement and the opportunity for synergies. Eisai believes that this transaction enables it to grow further in the U.S. market and enhance its already-focused oncology business to contribute to achieve “Dramatic Leap Plan”, our mid-term strategic plan, and sustained growth after 2012 .

<Process for MGI PHARMA, INC. acquisition>

Dec. 10, 2007 Eisai and MGI PHARMA signed definitive merger agreement

Dec. 21, 2007 Eisai commenced cash tender offer

Jan. 16, 2008 The waiting period under U.S. Antitrust Act was terminated before the statutory period expired.

Jan. 22, 2008 Initial tender offer period expired

Jan. 23, 2008 Eisai announced to provide Subsequent Offering Period

Jan. 25, 2008 Subsequent Offering Period expired

Jan. 28, 2008 Eisai completed acquisition of MGI PHARMA through short-term merger

*All dates above are in U.S. Standard Time

*Notice of guaranteed delivery

If shareholders would like to tender their Shares into the offer, but the certificates representing those Shares are not immediately available or a shareholder cannot complete the procedure for book-entry transfer before the end of the offer period, shareholders may still participate in the offer through a procedure known as Notice of Guaranteed Delivery.

*Subsequent offering period

A subsequent offering period provides to shareholders who have not yet tendered their shares prior to the expiration of the initial offer period additional time that will enable them to participate in the offer. Procedures for the tendering MGI PHARMA shares during the subsequent offering period are the same as during the initial offer period with two exceptions: (1) the guaranteed delivery procedures may not be used and (2) no shares tendered during the subsequent offering period may be withdrawn.

## 2. Consolidated Third Quarter Financial Conditions (October 1 – December 31, 2007)

### [Assets]

- Total assets at the end of the period under review stood at ¥833,274 million, an increase of ¥41,160 million from the end of previous period. Major increase comes from notes and accounts receivable, property, plant and equipment, intangible assets increased related to acquisition of Morphotek, Inc., and deferred tax assets. Cash and cash in banks and investment securities declined.
- Total liabilities amounted to ¥256,793 million, up ¥27,376 million from the end of the previous period. Short-term borrowings and deferred tax liabilities mainly account for the increase.
- Total equity came to ¥576,481 million, an increase of ¥13,783 million from the end of the previous period, resulting in shareholders' equity ratio being 68.6%, down 1.2 percentage points from the previous year.

### [Cash flow]

- **Net cash provided by operating activities during the nine months** decreased to ¥51,852 million (up ¥9,318 million from the comparable quarter in previous year). **Income before income taxes** amounted to ¥97,061 million, **depreciation and amortization expenses** came to ¥23,373 million and **increase of notes and accounts receivable-trade** to ¥18,026 million while **income taxes paid** totaled ¥48,100million.
- **Net Cash used in investing activities** totaled ¥61,821 million (up ¥8,485 million as compared to the same quarter in previous year) , out of which ¥39,238 million was used for the acquisition of Morphotek, Inc., ¥24,577 million was for acquiring property, plant and equipment and ¥11,186 million for purchasing intangible assets.
- **Net Cash used in financing activities** totaled ¥17,464 million (a decrease of ¥23,245 million as compared to the same quarter in previous year). The Company borrowed ¥20,000 million for short-term in Japan for ¥36,938 million dividend payout.
- As a result of such **operating, investing and financing activities, cash and cash equivalents at end of the quarter period** stood at ¥141,731 million (down ¥29,359 million from the end of the previous fiscal year).

## 3. FORECAST OF FULL FISCAL YEAR (April 1, 2007 – March 31, 2008)

### [Forecast of consolidated financial performance]

- The financial forecast on a consolidated basis for the full fiscal year ending March 2008 was not revised.
- The acquisition of MGI PHARMA INC. as of January 28, 2008 affects the result of operation for the forth quarter of the fiscal year ending March 2008, relative expenses and payments will be including:
  *In-process R&D expenses (fair value appraisal for developed products, will be allocated to R&D expenses)
  *Sales rights (fair value appraisal for marketed products) amortization expenses
  *Gain/loss of MGI PHARMA INC. after acquisition until the end of current fiscal year.
- Currently, third-party organizations are evaluating in-process R&D expenses and sales rights above, which will be verified by an auditing firm. The finalized amounts for those expenses along with goodwill will be reported, without delay, when they become final.
- Goodwill will be amortized from the next fiscal year.
- The financial forecast previously announced in October 2007 is provided for your reference as follows:

| Period | Net Sales | Operating Income | Ordinary Income | Net Income | Basic Earnings per Share |
|---|---|---|---|---|---|
| Annual | ¥739,000 mil.<br>9.6% | ¥117,000 mil.<br>11.1% | ¥121,000 mil.<br>9.5% | ¥78,500 mil.<br>11.2% | ¥275.55 |

Note: Percentage increase (decrease) compares corresponding period of the previous year.

### [Forecast of fiscal year-end dividends]

- The company recommended a year-end dividend of ¥65 per share, and anticipates annual dividend to be ¥130 per share (¥10 up year-on-year), together with the interim dividend (¥65 per share).

[REFERENCE]

**[Forecast of non-consolidated financial performance]**

- The financial forecast on a non-consolidated basis for the full fiscal year ending March 2008 was not revised due to the same reasons as stated above.
- The financial forecast previously announced in October 2007 is provided for your reference as follows:

| Period | Net Sales | Operating Income | Ordinary Income | Net Income | Basic Earnings per Share |
|---|---|---|---|---|---|
| Annual | ¥388,000 mil.<br>10.3% | ¥82,500 mil.<br>26.9% | ¥83,000 mil.<br>26.4% | ¥54,600 mil.<br>27.6% | ¥191.66 |

Note: Percentage increase (decrease) compares corresponding period of the previous year.

## 4. FORWARD-LOOKING STATEMENTS AND RISK FACTORS ASSOCIATED WITH OUR BUSINESS

- Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.
- Certain risk factors particularly apply with respect to the Company-related forward-looking statements. Risk factors associated with our business include, but are not limited to, risks related to strategic alliances with partners, challenges arising out of global expansion, intellectual properties, uncertainties in new drug development, healthcare cost-containment measures, intensified competition with generic drugs, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, environmental issues, conditions of financial markets and foreign exchange fluctuations, and IT security/information management and outsourcing-related risks.

In addition, further details about business risks stated above are described in the Annual Security Report.

## 5. CONSOLIDATED FINANCIAL STATEMENTS

## 1)-1 CONSOLIDATED BALANCE SHEETS (ASSETS)

| | March 31, 2007 | | | December 31, 2007 | | | Increase/ (Decrease) |
|---|---|---|---|---|---|---|---|
| Account Title | (Millions of Yen) | | % | (Millions of Yen) | | % | (Millions of Yen) |
| **ASSETS** | | | | | | | |
| **I. Current assets:** | | | | | | | |
| 1. Cash and cash in banks | | 89,775 | | | 64,692 | | |
| 2. Notes and accounts receivable-trade | | 162,172 | | | 179,438 | | |
| 3. Short-term investments | | 90,279 | | | 84,579 | | |
| 4. Inventories | | 52,757 | | | 55,500 | | |
| 5. Deferred tax assets | | 33,219 | | | 31,421 | | |
| 6. Other | | 13,358 | | | 15,584 | | |
| 7. Allowance for doubtful receivables | | (352) | | | (363) | | |
| **Total current assets** | | 441,210 | 55.7 | | 430,855 | 51.7 | (10,354) |
| **II. Fixed assets:** | | | | | | | |
| 1. Property, plant and equipment | | | | | | | |
| (1) Buildings and structures | 74,421 | | | 72,632 | | | |
| (2) Machinery, equipment and vehicles | 24,585 | | | 23,217 | | | |
| (3) Land | 18,048 | | | 21,547 | | | |
| (4) Construction in progress | 4,894 | | | 12,109 | | | |
| (5) Other | 11,891 | 133,842 | 16.9 | 11,893 | 141,399 | 17.0 | 7,556 |
| 2. Intangible assets | | | | | | | |
| (1) Sales rights | 45,986 | | | 48,379 | | | |
| (2) Core technology | — | | | 55,134 | | | |
| (3) Other | 16,603 | 62,589 | 7.9 | 16,928 | 120,442 | 14.4 | 57,852 |
| 3. Investments and other assets | | | | | | | |
| (1) Investment securities | 111,855 | | | 86,457 | | | |
| (2) Long-term loans receivable | 16 | | | 20 | | | |
| (3) Deferred tax assets | 32,586 | | | 42,073 | | | |
| (4) Other | 10,714 | | | 12,660 | | | |
| (5) Allowance for doubtful accounts | (701) | 154,471 | 19.5 | (634) | 140,577 | 16.9 | (13,894) |
| **Total fixed assets** | | 350,904 | 44.3 | | 402,419 | 48.3 | 51,515 |
| **Total assets** | | 792,114 | 100.0 | | 833,274 | 100.0 | 41,160 |

# 1)-2 CONSOLIDATED BALANCE SHEETS (LIABILITIES AND EQUITY)

| Account Title | March 31, 2007 (Millions of Yen) | March 31, 2007 (%) | December 31, 2007 (Millions of Yen) | December 31, 2007 (%) | Increase/(Decrease) (Millions of Yen) |
|---|---|---|---|---|---|
| **LIABILITIES** | | | | | |
| **I. Current liabilities:** | | | | | |
| 1. Notes and accounts payable-trade | 19,268 | | 17,254 | | |
| 2. Short-term borrowings | 236 | | 20,000 | | |
| 3. Accounts payable-other | 57,911 | | 63,312 | | |
| 4. Accrued expenses | 51,434 | | 46,348 | | |
| 5. Income taxes payable | 22,049 | | 12,454 | | |
| 6. Reserve for sales rebates | 35,066 | | 35,672 | | |
| 7. Other reserves | 628 | | 508 | | |
| 8. Other | 5,185 | | 10,114 | | |
| **Total current liabilities** | 191,779 | 24.2 | 205,664 | 24.7 | 13,885 |
| **II. Long-term liabilities:** | | | | | |
| 1. Deferred tax liabilities | 96 | | 16,701 | | |
| 2. Liability for retirement benefits | 31,768 | | 26,969 | | |
| 3. Retirement allowances for directors | 1,330 | | 1,447 | | |
| 4. Other | 4,439 | | 6,009 | | |
| **Total long-term liabilities** | 37,636 | 4.8 | 51,128 | 6.1 | 13,491 |
| **Total liabilities** | 229,416 | 29.0 | 256,793 | 30.8 | 27,376 |
| **EQUITY** | | | | | |
| **I. Owners' Equity:** | | | | | |
| 1. Common stock | 44,985 | | 44,985 | | |
| 2. Capital surplus | 55,222 | | 56,977 | | |
| 3. Retained earnings | 469,632 | | 496,495 | | |
| 4. Treasury stock | (42,219) | | (39,762) | | |
| **Total Owners' Equity** | 527,620 | 66.6 | 558,697 | 67.1 | 31,076 |
| **II. Net unrealized gain and translation adjustments** | | | | | |
| 1. Net unrealized gain on available-for-sale securities | 19,859 | | 11,165 | | |
| 2. Deferred gain/loss on derivatives under hedge accounting | – | | 44 | | |
| 3. Foreign currency translation adjustments | 4,984 | | 1,566 | | |
| **Total net unrealized gain and translation adjustments** | 24,844 | 3.1 | 12,776 | 1.5 | (12,067) |
| **III. Stock acquisition rights** | 294 | 0.0 | 556 | 0.1 | 261 |
| **IV. Minority interests** | 9,938 | 1.3 | 4,450 | 0.5 | (5,487) |
| **Total equity** | 562,698 | 71.0 | 576,481 | 69.2 | 13,783 |
| **Total liabilities and equity** | 792,114 | 100.0 | 833,274 | 100.0 | 41,160 |

## 2) CONSOLIDATED STATEMENTS OF INCOME
## (Three months ended Dec. 31)

| Account Title | October 1, 2006 - December 31, 2006 (Millions of Yen) | | (%) | October 1, 2007 - December 31, 2007 (Millions of Yen) | | (%) | Increase/ (Decrease) (Millions of Yen) |
|---|---|---|---|---|---|---|---|
| **I. Net sales** | | 181,398 | 100.0 | | 196,736 | 100.0 | 15,337 |
| **II. Cost of sales** | | 28,708 | 15.8 | | 28,933 | 14.7 | 224 |
| Gross profit on sales | | 152,690 | 84.2 | | 167,802 | 85.3 | 15,112 |
| Provision for sales returns-net | | 3 | 0.0 | | 8 | 0.0 | 4 |
| **Gross profit** | | 152,686 | 84.2 | | 167,794 | 85.3 | 15,107 |
| **III. Selling, general and administrative expenses** | | | | | | | |
| 1. Research and development expenses | 26,632 | | [14.7] | 35,723 | | [18.2] | |
| 2. Selling, general and administrative expenses | 91,858 | 118,491 | 65.3 | 96,590 | 132,314 | 67.3 | 13,822 |
| **Operating income** | | 34,194 | 18.9 | | 35,479 | 18.0 | 1,285 |
| **IV. Non-operating income** | | 1,923 | 1.0 | | 1,942 | 1.0 | 18 |
| **V. Non-operating expenses** | | 62 | 0.0 | | 707 | 0.3 | 644 |
| **Ordinary income** | | 36,055 | 19.9 | | 36,714 | 18.7 | 659 |
| **VI. Special gain** | | 139 | 0.0 | | 8 | 0.0 | (130) |
| **VII. Special loss** | | 201 | 0.1 | | 380 | 0.2 | 178 |
| **Income before income taxes and minority interests** | | 35,992 | 19.8 | | 36,341 | 18.5 | 349 |
| Income taxes-current | 11,261 | | | 12,400 | | | |
| Income taxes-deferred | 1,284 | 12,546 | 6.9 | (346) | 12,054 | 6.1 | (491) |
| **Minority interests in income** | | 109 | 0.0 | | 124 | 0.1 | 15 |
| **Net income** | | 23,336 | 12.9 | | 24,162 | 12.3 | 825 |

# CONSOLIDATED STATEMENTS OF INCOME
## (Nine months ended Dec. 31)

| | April 1, 2006 - December 31, 2006 | | | April 1, 2007 - December 31, 2007 | | | Increase (Decrease) |
|---|---|---|---|---|---|---|---|
| Account Title | (Millions of Yen) | | (%) | (Millions of Yen) | | (%) | (Millions of Yen) |
| **I. Net sales** | | 500,788 | 100.0 | | 559,553 | 100.0 | 58,765 |
| **II. Cost of sales** | | 81,977 | 16.4 | | 83,627 | 14.9 | 1,649 |
| Gross profit on sales | | 418,810 | 83.6 | | 475,926 | 85.1 | 57,115 |
| Provision for sales returns-net | | (48) | (0.0) | | (95) | (0.0) | (47) |
| **Gross profit** | | 418,858 | 83.6 | | 476,021 | 85.1 | 57,163 |
| **III. Selling, general and administrative expenses** | | | | | | | |
| 1 Research and development expenses | 78,875 | | [15.8] | 99,568 | | [17.8] | |
| 2 Selling, general and administrative expenses | 256,145 | 335,021 | 66.9 | 283,912 | 383,481 | 68.6 | 48,460 |
| **Operating income** | | 83,837 | 16.7 | | 92,540 | 16.5 | 8,703 |
| **IV. Non-operating income** | | 5,062 | 1.0 | | 5,290 | 1.0 | 228 |
| **V. Non-operating expenses** | | 1,099 | 0.2 | | 1,556 | 0.3 | 456 |
| **Ordinary income** | | 87,800 | 17.5 | | 96,275 | 17.2 | 8,474 |
| **VI. Special gain** | | 401 | 0.1 | | 2,266 | 0.4 | 1,864 |
| **VII. Special loss** | | 904 | 0.2 | | 1,479 | 0.3 | 575 |
| **Income before income taxes and minority interests in income** | | 87,297 | 17.4 | | 97,061 | 17.3 | 9,763 |
| Income taxes-current | 34,162 | | | 37,751 | | | |
| Income taxes-deferred | (3,105) | 31,057 | 6.2 | (4,737) | 33,013 | 5.9 | 1,956 |
| **Minority interests in income** | | 393 | 0.0 | | 533 | 0.0 | 140 |
| **Net income** | | 55,846 | 11.2 | | 63,514 | 11.4 | 7,667 |

## 3) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

### Nine months ended December 31, 2006

(Millions of Yen)

| | Owners' equity | | | | | Net unrealized gain and translation adjustments | | | Stock acquisition rights | Minority Interests | Equity (Total) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Common stock | Capital surplus | Retained earnings | Treasury stock | Total | Net unrealized gain on available-for-sale securities | Foreign currency translation adjustments | Total | | | |
| Balance as of March 31,2006 | 44,985 | 55,222 | 429,025 | (31,913) | 497,320 | 20,327 | 1,567 | 21,895 | — | 9,296 | 528,512 |
| Changes in items during the period | | | | | | | | | | | |
| Dividends (Note 1) | | | (14,293) | | (14,293) | | | | | | (14,293) |
| Dividends (Note 2) | | | (15,619) | | (15,619) | | | | | | (15,619) |
| Net income | | | 55,846 | | 55,846 | | | | | | 55,846 |
| Disposal of treasury stock | | | (50) | 581 | 531 | | | | | | 531 |
| Acquisition of treasury stock | | | | (11,163) | (11,163) | | | | | | (11,163) |
| Changes in other items during the period (Net) | | | | | | (695) | 4,226 | 3,531 | 294 | 439 | 4,266 |
| Changes in items during the period (Total) | — | — | 25,882 | (10,581) | 15,300 | (695) | 4,226 | 3,531 | 294 | 439 | 19,567 |
| Balance as of December 31, 2006 | 44,985 | 55,222 | 454,908 | (42,495) | 512,621 | 19,632 | 5,794 | 25,427 | 294 | 9,735 | 548,079 |

Note 1: Approved at the Board of Directors' Meeting in May, 2006.

Note 2: Approved at the Board of Directors' Meeting in October, 2006.

Nine months ended December 31, 2007

(Millions of Yen)

| | Owners' Equity | | | | | Net unrealized gain and translation adjustments | | | | Stock acquisition rights | Minority Interests | Equity (Total) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Common stock | Capital surplus | Retained earnings | Treasury stock | Total | Net unrealized gain on available-for-sale securities | Deferred hedge gains and losses | Foreign currency translation adjustments | Total | | | |
| Balance as of March 31,2007 | 44,985 | 55,222 | 469,632 | (42,219) | 527,620 | 19,859 | — | 4,984 | 24,844 | 294 | 9,938 | 562,698 |
| Changes in items during the period | | | | | | | | | | | | |
| Dividends | | | (36,938) | | (36,938) | | | | | | | (36,938) |
| Net income | | | 63,514 | | 63,514 | | | | | | | 63,514 |
| Disposal of treasury stock | | 1,755 | | 2,720 | 4,475 | | | | | | | 4,475 |
| Acquisition of treasury stock | | | | (262) | (262) | | | | | | | (262) |
| Adjustment in U.S. subsidiaries in connection with a change in U.S. GAAP | | | 288 | | 288 | | | | | | | 288 |
| Changes in other items during the period (Net) | | | | | | (8,693) | 44 | (3,417) | (12,067) | 261 | (5,487) | (17,293) |
| Changes in items during the period (Total) | — | 1,755 | 26,863 | 2,457 | 31,076 | (8,693) | 44 | (3,417) | (12,067) | 261 | (5,487) | 13,783 |
| Balance as of Dec. 31, 2007 | 44,985 | 56,977 | 496,495 | (39,762) | 558,697 | 11,165 | 44 | 1,566 | 12,776 | 556 | 4,450 | 576,481 |

## 4) CONSOLIDATED STATEMENTS OF CASH FLOWS
## (Three months ended Dec. 31)

| Account Title | October 1, 2006 - December 31, 2006 (Millions of Yen) | October 1, 2007 - December 31, 2007 (Millions of Yen) | Increase (Decrease) (Millions of Yen) |
|---|---|---|---|
| **I. Operating activities:** | | | |
| 1. Income before income taxes and minority interests | 35,992 | 36,341 | |
| 2. Depreciation and amortization | 6,954 | 8,009 | |
| 3. Loss on impairment of long-lived assets | 3 | – | |
| 4. Increase (Decrease) in allowance for doubtful accoutns | 12 | (10) | |
| 5. Interest and dividend income | (1,569) | (1,804) | |
| 6. Interest expense | 15 | 34 | |
| 7. Equity in earnings | (10) | (3) | |
| 8. Loss on sales and disposal of fixed assets | 43 | 141 | |
| 9. Loss on sales of securities | 0 | – | |
| 10. Loss on devaluation of securities | – | 236 | |
| 11. Increase in notes and accounts receivable - trade | (10,771) | (13,511) | |
| 12. Increase in inventories | (496) | (2,201) | |
| 13. Decrease in notes and accounts payable - trade | (5,700) | (89) | |
| 14. Increase (Decrease) in other current liabilities | (1,125) | 4,488 | |
| 15. Increase in reserve for sales rebates | 5,479 | 2,164 | |
| 16. Decrease in reserve for retirement benefits | (174) | (1,100) | |
| 17. Other-net | (4,663) | (463) | |
| Sub-total | 23,989 | 32,231 | |
| 18. Interest and dividends received | 1,537 | 1,632 | |
| 19. Interest paid | (10) | (46) | |
| 20. Income taxes paid | (19,598) | (23,695) | |
| Net cash provided by operating activities | 5,918 | 10,122 | 4,204 |
| **II. Investing activities:** | | | |
| 1. Purchases of short-term investments | 87 | (68) | |
| 2. Proceeds from sales and maturities of short-term investments | 1,150 | 4,375 | |
| 3. Purchases of property, plant and equipment | (5,731) | (8,134) | |
| 4. Proceeds from sales of property, plant and equipment | 203 | (4) | |
| 5. Purchases of intangible assets | (906) | (3,627) | |
| 6. Purchases of investment securities | (2,975) | (1,799) | |
| 7. Proceeds from sales and redemptions of investment securities | 185 | 356 | |
| 8. Payment for acquisition of a company | - | (71) | |
| 9. Payment for acquisition of business | (23,904) | - | |
| 10. Net increase in time deposits (exceeding 3 months) | (379) | (127) | |
| 11. Other-net | 140 | (93) | |
| Net cash used in investing activities | (32,130) | (9,195) | 22,934 |
| **III. Financing activities:** | | | |
| 1. Net increase (decrease) in short-term borrowings | (61) | 20,002 | |
| 2. Dividends paid | (15,619) | (18,470) | |
| 3. Other-net | 87 | (220) | |
| Net cash provided (used) in financing activities | (15,594) | 1,311 | 16,905 |
| **IV. Foreign currency translation adjustments on cash and cash equivalents** | 1,572 | (1,456) | (3,029) |
| **V. Net increase (decrease) in cash and cash equivalents** | (40,234) | 781 | 41,015 |
| **VI. Cash and cash equivalents at beginning of period** | 174,979 | 140,950 | (34,028) |
| **VII.Cash and cash equivalents at end of period** | 134,744 | 141,731 | 6,986 |

Note: "Payment for acquisition of business" was independently presented in "Investing activities"in the fiscal year ending March 2007. Accordingly, "Payment for acquisition of inventories related to business acquisition" previously reported in "Increase/decrease in inventories" in Operating activities has been reclassified to the "Payment for acquisition of business" in Investing activities.

**(Nine months ended Dec. 31)**

| Account Title | April 1, 2006 - December 31, 2006 (Millions of Yen) | April 1, 2007 - December 31, 2007 (Millions of Yen) | Increase (Decrease) (Millions of Yen) |
|---|---|---|---|
| **I. Operating activities:** | | | |
| 1. Income before income taxes and minority interests | 87,297 | 97,061 | |
| 2. Depreciation and amortization | 19,232 | 23,373 | |
| 3. Loss on impairment of long-lived assets | 48 | 1 | |
| 4. Increase in allowance for doubtful accounts | 0 | 6 | |
| 5. Interest and dividend income | (4,473) | (5,005) | |
| 6. Interest expense | 48 | 91 | |
| 7. Equity in earnings | (2) | 12 | |
| 8. Loss on sales and disposal of fixed assets | 624 | 340 | |
| 9. Gain on sales of securities | (184) | (2,202) | |
| 10. Loss on devaluation of securities | 12 | 242 | |
| 11. Increase in notes and accounts receivable - trade | (15,371) | (18,026) | |
| 12. Increase in inventories | (3,725) | (3,067) | |
| 13. Decrease in notes and accounts payable - trade | (9,459) | (2,300) | |
| 14. Increase in other current liabilities | 4,251 | 9,275 | |
| 15. Increase in reserve for sales rebates | 7,818 | 1,812 | |
| 16. Decrease in reserve for retirement benefits | (2,096) | (4,794) | |
| 17. Other-net | (286) | (1,545) | |
| Sub-total | 83,736 | 95,276 | |
| 18. Interest and dividends received | 4,235 | 4,774 | |
| 19. Interest paid | (66) | (98) | |
| 20. Income taxes paid | (45,371) | (48,100) | |
| **Net cash provided by operating activities** | 42,533 | 51,852 | 9,318 |
| **II. Investing activities:** | | | |
| 1. Purchases of short-term investments | (62) | (703) | |
| 2. Proceeds from sales and maturities of short-term investments | 6,683 | 7,072 | |
| 3. Purchases of property, plant and equipment | (17,366) | (24,577) | |
| 4. Proceeds from sales of property, plant and equipment | 289 | 97 | |
| 5. Purchases of intangible assets | (3,557) | (11,186) | |
| 6. Purchases of investment securities | (16,766) | (1,812) | |
| 7. Proceeds from sales and redemptions of investment securities | 2,566 | 9,727 | |
| 8. Payment for acquisition of company | — | (39,238) | |
| 9. Payment for acquisition of business | (23,904) | — | |
| 10. Net increase in time deposits (exceeding 3 months) | (746) | (163) | |
| 11. Other-net | (470) | (1,037) | |
| **Net cash used in investing activities** | (53,336) | (61,821) | (8,485) |
| **III. Financing activities:** | | | |
| 1. Net increase (decrease) in short-term borrowings | (65) | 19,757 | |
| 2. Purchase of treasury stock | (11,060) | — | |
| 3. Dividends paid | (29,913) | (36,938) | |
| 4. Dividends paid to minority interests | (48) | (60) | |
| 5. Other-net | 376 | (222) | |
| **Net cash used in financing activities** | (40,710) | (17,464) | 23,245 |
| **IV. Foreign currency translation adjustments on cash and cash equivalents** | 2,978 | (1,926) | (4,904) |
| **V. Net decrease in cash and cash equivalents** | (48,534) | (29,359) | 19,174 |
| **VI. Cash and cash equivalents at beginning of period** | 183,278 | 171,090 | (12,188) |
| **VII. Cash and cash equivalents at end of period** | 134,744 | 141,731 | 6,986 |

Note: "Payment for acquisition of business" was independently presented in "Investing activities" in the fiscal year ending March 2007. Accordingly, "Payment for acquisition of inventories related to business acquisition" previously reported in "Increase/decrease in inventories" in Operating activities has been reclassified to the "Payment for acquisition of business" in Investing activities.

## 5) SEGMENT INFORMATION

### 1. Business Segment Information

(1)Three months ended December 31 (Millions of Yen)

| | | October 1, 2006 – December 31, 2006 | October 1, 2007 – December 31, 2007 |
|---|---|---|---|
| Pharmaceuticals | Sales | | |
| | (1) Sales to external customers | 176,091 | 190,959 |
| | (2) Intersegment sales | 79 | 66 |
| | Total sales | 176,170 | 191,025 |
| | Operating expenses | 141,185 | 155,116 |
| | Operating income | 34,984 | 35,909 |
| Other | Sales | | |
| | (1) Sales to external customers | 5,307 | 5,776 |
| | (2) Intersegment sales | 4,650 | 5,141 |
| | Total sales | 9,957 | 10,918 |
| | Operating expenses | 9,601 | 10,383 |
| | Operating income | 355 | 534 |
| Total | Sales | | |
| | (1) Sales to external customers | 181,398 | 196,736 |
| | (2) Intersegment sales | 4,729 | 5,207 |
| | Total sales | 186,128 | 201,943 |
| | Operating expenses | 150,787 | 165,499 |
| | Operating income | 35,340 | 36,443 |
| Eliminations and Corporate | Sales | | |
| | (1) Sales to external customers | – | – |
| | (2) Intersegment sales | [4,729] | [5,207] |
| | Total sales | [4,729] | [5,207] |
| | Operating expenses | [3,583] | [4,242] |
| | Operating income | [1,146] | [964] |
| Consolidated | Sales | | |
| | (1) Sales to external customers | 181,398 | 196,736 |
| | (2) Intersegment sales | – | – |
| | Total sales | 181,398 | 196,736 |
| | Operating expenses | 147,204 | 161,256 |
| | Operating income | 34,194 | 35,479 |

Notes:

1. The Company's consolidated operations include two segments: 'Pharmaceuticals' which mainly consists of prescription pharmaceuticals and 'Other' which encompasses all operations other than pharmaceuticals.
2. Major products in each segment are as follows:

| Business segment | Major products |
|---|---|
| Pharmaceuticals | Prescription pharmaceuticals, Consumer health care products, Diagnostics, etc. |
| Other | Food additives, Chemicals, Machinery, Others |

(2) Nine months ended December 31 (Millions of Yen)

| | | April 1, 2006 – December 31, 2006 | April 1, 2007 – December 31, 2007 |
|---|---|---|---|
| Pharma-ceuticals | Sales | | |
| | (1) Sales to external customers | 484,957 | 542,408 |
| | (2) Intersegment sales | 197 | 161 |
| | Total sales | 485,155 | 542,569 |
| | Operating expenses | 399,455 | 448,453 |
| | Operating income | 85,699 | 94,116 |
| Other | Sales | | |
| | (1) Sales to external customers | 15,830 | 17,145 |
| | (2) Intersegment sales | 13,324 | 14,356 |
| | Total sales | 29,154 | 31,502 |
| | Operating expenses | 27,858 | 29,978 |
| | Operating income | 1,296 | 1,523 |
| Total | Sales | | |
| | (1) Sales to external customers | 500,788 | 559,553 |
| | (2) Intersegment sales | 13,522 | 14,517 |
| | Total sales | 514,310 | 574,071 |
| | Operating expenses | 427,314 | 478,431 |
| | Operating income | 86,995 | 95,639 |
| Eliminations and Corporate | Sales | | |
| | (1) Sales to external customers | – | – |
| | (2) Intersegment sales | [13,522] | [14,517] |
| | Total sales | [13,522] | [14,517] |
| | Operating expenses | [10,363] | [11,418] |
| | Operating income | [3,158] | [3,099] |
| Consolidated | Sales | | |
| | (1) Sales to external customers | 500,788 | 559,553 |
| | (2) Intersegment sales | – | – |
| | Total sales | 500,788 | 559,553 |
| | Operating expenses | 416,950 | 467,013 |
| | Operating income | 83,837 | 92,540 |

Notes:

1. The Company's consolidated operations include two segments: 'Pharmaceuticals' which mainly consists of prescription pharmaceuticals and 'Others' which encompasses all operations other than pharmaceuticals.
2. Major products in each segment are as follows:

| Business segment | Major products |
|---|---|
| Pharmaceuticals | Prescription pharmaceuticals, Consumer health care products, Diagnostics, etc. |
| Other | Food additives, Chemicals, Machinery, Others |

## 2. Geographical Segment Information

(1) Three months ended December 31

(Millions of Yen)

| | | October 1, 2006 – December 31, 2006 | October 1, 2007 – December 31, 2007 |
|---|---|---|---|
| Japan | Sales | | |
| | (1) Sales to external customers | 80,446 | 89,138 |
| | (2) Intersegment sales | 21,251 | 26,132 |
| | Total sales | 101,698 | 115,270 |
| | Operating expenses | 78,120 | 89,123 |
| | Operating income | 23,577 | 26,146 |
| North America | Sales | | |
| | (1) Sales to external customers | 80,975 | 86,046 |
| | (2) Intersegment sales | 9,564 | 13,266 |
| | Total sales | 90,539 | 99,313 |
| | Operating expenses | 82,354 | 92,059 |
| | Operating income | 8,185 | 7,253 |
| Europe | Sales | | |
| | (1) Sales to external customers | 14,336 | 14,346 |
| | (2) Intersegment sales | 4,315 | 7,472 |
| | Total sales | 18,652 | 21,819 |
| | Operating expenses | 17,242 | 21,229 |
| | Operating income | 1,410 | 590 |
| Asia and Others | Sales | | |
| | (1) Sales to external customers | 5,640 | 7,204 |
| | (2) Intersegment sales | 1 | 39 |
| | Total sales | 5,641 | 7,243 |
| | Operating expenses | 4,673 | 6,054 |
| | Operating income | 967 | 1,189 |
| Total | Sales | | |
| | (1) Sales to external customers | 181,398 | 196,736 |
| | (2) Intersegment sales | 35,133 | 46,910 |
| | Total sales | 216,531 | 243,646 |
| | Operating expenses | 182,390 | 208,467 |
| | Operating income | 34,141 | 35,179 |
| Eliminations and Corporate | Sales | | |
| | (1) Sales to external customers | – | – |
| | (2) Intersegment sales | [35,133] | [46,910] |
| | Total sales | [35,133] | [46,910] |
| | Operating expenses | [35,185] | [47,210] |
| | Operating income | 52 | 299 |
| Consolidated | Sales | | |
| | (1) Sales to external customers | 181,398 | 196,736 |
| | (2) Intersegment sales | – | – |
| | Total sales | 181,398 | 196,736 |
| | Operating expenses | 147,204 | 161,256 |
| | Operating income | 34,194 | 35,479 |

Notes:

1. Segmentation by country or region is based on geographical proximity.
2. Major areas and countries included in each category:
   -North America: The United States and Canada
   -Europe: The United Kingdom, France, Germany, etc.
   -Asia and Others: East Asia, South-East Asia, Central and South America, etc.
3. Intersegment sales in Japan principally represents product sales from Eisai Co., Ltd. to the overseas subsidiaries. Intersegment sales in North America, Europe, Asia and Others are mainly sales from the overseas subsidiaries, which manage research and development for the Parent Company.

(2) Nine months ended December 31

(Millions of Yen)

| | | April 1, 2006 – December 31, 2006 | April 1, 2007 – December 31, 2007 |
|---|---|---|---|
| Japan | Sales | | |
| | (1) Sales to external customers | 223,942 | 246,540 |
| | (2) Intersegment sales | 60,945 | 77,950 |
| | Total sales | 284,888 | 324,491 |
| | Operating expenses | 227,198 | 252,500 |
| | Operating income | 57,690 | 71,990 |
| North America | Sales | | |
| | (1) Sales to external customers | 220,105 | 250,229 |
| | (2) Intersegment sales | 27,174 | 37,257 |
| | Total sales | 247,280 | 287,486 |
| | Operating expenses | 225,844 | 270,513 |
| | Operating income | 21,435 | 16,973 |
| Europe | Sales | | |
| | (1) Sales to external customers | 40,815 | 41,626 |
| | (2) Intersegment sales | 13,001 | 19,833 |
| | Total sales | 53,816 | 61,459 |
| | Operating expenses | 50,389 | 59,981 |
| | Operating income | 3,427 | 1,478 |
| Asia and Others | Sales | | |
| | (1) Sales to external customers | 15,924 | 21,157 |
| | (2) Intersegment sales | 3 | 75 |
| | Total sales | 15,927 | 21,233 |
| | Operating expenses | 13,111 | 16,929 |
| | Operating income | 2,816 | 4,304 |
| Total | Sales | | |
| | (1) Sales to external customers | 500,788 | 559,553 |
| | (2) Intersegment sales | 101,125 | 135,117 |
| | Total sales | 601,913 | 694,670 |
| | Operating expenses | 516,544 | 599,924 |
| | Operating income | 85,369 | 94,746 |
| Eliminations and Corporate | Sales | | |
| | (1) Sales to external customers | – | – |
| | (2) Intersegment sales | [101,125] | [135,117] |
| | Total sales | [101,125] | [135,117] |
| | Operating expenses | [99,593] | [132,911] |
| | Operating income | [1,531] | [2,205] |
| Consolidated | Sales | | |
| | (1) Sales to external customers | 500,788 | 559,553 |
| | (2) Intersegment sales | – | – |
| | Total sales | 500,788 | 559,553 |
| | Operating expenses | 416,950 | 467,013 |
| | Operating income | 83,837 | 92,540 |

Notes:

1. Segmentation by country or region is based on geographical proximity.
2. Major areas and countries included in each category:
   -North America: The United States and Canada
   -Europe: The United Kingdom, France, Germany, etc.
   -Asia and Others: East Asia, South-East Asia, Central and South America, etc.
3. Intersegment sales in Japan principally represents product sales from the parent company to the overseas subsidiaries. Intersegment sales in North America, Europe, Asia and Others are mainly sales from the overseas subsidiaries, which manage research and development for the Parent Company.

## 3. Overseas Sales

### (1) Three months ended December 31

(Millions of Yen)

| | | October 1, 2006 – December 31, 2006 | October 1, 2007 – December 31, 2007 |
|---|---|---|---|
| North America | Overseas sales | 82,886 | 89,484 |
| | Share of overseas sales (%) | 45.7 | 45.5 |
| Europe | Overseas sales | 18,710 | 18,255 |
| | Share of overseas sales (%) | 10.3 | 9.3 |
| Asia and Others | Overseas sales | 6,266 | 7,974 |
| | Share of overseas sales (%) | 3.5 | 4.0 |
| Total | Overseas sales | 107,863 | 115,714 |
| | Share of overseas sales (%) | 59.5 | 58.8 |
| | Consolidated sales | 181,398 | 196,736 |

Notes:
1. Segmentation by country or region is based on geographical proximity.
2. Major areas and countries included in each region:
   -North America: The United States and Canada.
   -Europe: The United Kingdom, France, Germany, etc.
   -Asia and Others: East Asia, South-East Asia, Central and South America, etc.
3. Overseas sales represents the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

### (2) Nine months ended December 31

(Millions of Yen)

| | | April 1, 2006 – December 31, 2006 | April 1, 2007 – December. 31, 2007 |
|---|---|---|---|
| North America | Overseas sales | 226,269 | 258,958 |
| | Share of overseas sales (%) | 45.2 | 46.3 |
| Europe | Overseas sales | 52,821 | 55,207 |
| | Share of overseas sales (%) | 10.5 | 9.9 |
| Asia and Others | Overseas sales | 18,113 | 23,750 |
| | Share of overseas sales (%) | 3.6 | 4.2 |
| Total | Overseas sales | 297,204 | 337,916 |
| | Share of overseas sales (%) | 59.3 | 60.4 |
| | Consolidated sales | 500,788 | 559,553 |

Notes:
1. Segmentation by country or region is based on geographical proximity.
2. Major areas and countries included in each region:
   -North America: The United States and Canada
   -Europe: The United Kingdom, France, Germany, etc.
   -Asia and Others: East Asia, South-East Asia, Central and South America, etc.
3. Overseas sales represents the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

Securities Code: 4523

# 2007.12
# Reference Data

## Third Quarter Ended December 31, 2007

DRAMATIC LEAP PLAN 2011

February 1, 2008

Eisai Co., Ltd.

**For Inquiry:**

Corporate Communications Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077
http://www.eisai.co.jp/eir/

# Contents


| | | Page |
|---|---|---|
| I. | Consolidated Financial Highlights | 1 |
| II. | Consolidated Statements of Income | 2 |
| III. | Consolidated Balance Sheets | 8 |
| IV. | Consolidated Statements of Cash Flows | 10 |
| V. | Non-consolidated Financial Highlights | 11 |
| VI. | Changes in Quarterly Results | 17 |
| VII. | Major R&D Pipeline Candidates | 23 |
| VIII. | Major Events | 27 |


* All amounts are rounded to their nearest specified unit.
* Currency exchange rate utilized in the reference data are noted in the table below.
* All amounts of overseas profit and loss are converted into yen values based upon the average exchange rates for the periods shown in the table below.

**Currency Exchange Rates**

| | US (¥/US$) | EU (¥/EURO) | UK (¥/£) |
|---|---|---|---|
| (Apr. 2006 - Dec. 2006) Nine Months Average Rate | 116.19 | 147.95 | 217.55 |
| (Dec. 31, 2006) Third Quarter End Rate | 119.11 | 156.50 | 233.66 |
| (Apr. 2006 - Mar. 2007) Fiscal Year Average Rate | 117.02 | 150.09 | 221.58 |
| (Mar. 31, 2007) Fiscal Year End Rate | 118.05 | 157.33 | 231.73 |
| **(Apr. 2007 - Dec. 2007) Nine Months Average Rate** | **117.28** | **162.82** | **236.51** |
| **(Dec. 31, 2007) Third Quarter End Rate** | **114.15** | **166.66** | **227.90** |
| **(Jan. 2008 - Mar. 2008) Fourth Quarter Forecast Rate** | **110.00** | **160.00** | **215.00** |

**Forward-looking Statements and Risk Factors**

Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.

Certain risk particularly apply with respect to the Company-related forward-looking statements. Risk factors associated with our business include, but are not limited to, challenges arising out of global expansion, uncertainties in new drug development, risks related to strategic alliances with partners, healthcare cost-containment measures, intensified competition and litigation with generic drugs, risks related to intellectual property rights, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, risks related to outsourcing, environmental issues, risks related to IT security and information management, conditions in the financial markets, and foreign exchange fluctuations. The risk factors mentioned above are based on the analysis made by Eisai Co., Ltd. as of the date this document was published.

*At this moment, since the amount of financial impact in accordance with the acquisition of MGI PHARMA, INC. has not been decided yet, it has not been reflected into estimates in this reference data.

# I. Consolidated Financial Highlights

## 1. Statements of Income Data

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | | Full | |
|---|---|---|---|---|---|
| | 2007 | **2008** | YoY % | 2007 | 2008 est. |
| Net sales | 500.8 | **559.6** | 111.7 | 674.1 | 739.0 |
| Cost of sales | 81.9 | **83.5** | 102.0 | 109.3 | 110.5 |
| R&D expenses | 78.9 | **99.6** | 126.2 | 108.3 | 131.0 |
| SG&A expenses | 256.1 | **283.9** | 110.8 | 351.2 | 380.5 |
| Operating income | 83.8 | **92.5** | 110.4 | 105.3 | 117.0 |
| Ordinary income | 87.8 | **96.3** | 109.7 | 110.5 | 121.0 |
| Net income | 55.8 | **63.5** | 113.7 | 70.6 | 78.5 |
| | | | Inc./(Dec.) | | |
| Earnings per share (EPS, yen) | 195.8 | **223.4** | 27.5 | 247.8 | 275.6 |
| Cash dividends per share (DPS, yen) | - | - | - | 120.0 | 130.0 |

* "Cost of sales" includes "(Reversal of) Provision for sales returns-net".

## 2. Balance Sheets Data

(billions of yen)

| | 2007 | | Inc./ |
|---|---|---|---|
| | 31-Mar | **31-Dec** | (Dec.) |
| Total assets | 792.1 | **833.3** | 41.2 |
| Equity | 562.7 | **576.5** | 13.8 |
| Shareholders' Equity | 552.5 | **571.5** | 19.0 |
| Shareholders' Equity/Total assets (%) | 69.7 | **68.6** | (1.2) |

## 3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | | Full | |
|---|---|---|---|---|---|
| | 2007 | **2008** | Inc./ (Dec.) | 2007 | 2008 est. |
| Capital expenditures | 40.0 | **92.6** | 52.6 | 52.0 | 109.0 |
| Property, plant and equipment | 13.7 | **22.6** | 8.8 | 23.2 | 35.0 |
| Intangible assets | 26.3 | **70.1** | 43.8 | 28.8 | 74.0 |
| Depreciation/Amortization | 19.2 | **23.4** | 4.1 | 26.8 | 33.0 |

* Capital expenditures include the increase of asset by acquisition of Morphotek, Inc. (Property, plant and equipment: 0.5billions of yen, Intangible assets: 59.3 billions of yen)
* "Depreciation/Amortization" value includes amortization for "Intangible assets".

## 4. Statements of Cash Flows Data

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | | Full |
|---|---|---|---|---|
| | 2007 | **2008** | Inc./ (Dec.) | 2007 |
| Net cash provided by operating activities | 42.5 | **51.9** | 9.3 | 81.2 |
| Net cash used in investing activities | (53.3) | **(61.8)** | (8.5) | (55.2) |
| Net cash used in financing activities | (40.7) | **(17.5)** | 23.2 | (40.6) |
| Cash and cash equivalents at end of period | 134.7 | **141.7** | 7.0 | 171.1 |
| Free cash flows | (2.0) | **(23.1)** | (21.0) | 28.6 |

* Prior year cash flow data has been reclassified to reflect the change that is described in page 10.
* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

# II. Consolidated Statements of Income

## 1. Consolidated Statements of Income

(billions of yen)

| Years Ended/Ending March 31 Nine months ended Dec 31 | 2007 | Sales % | **2008** | Sales % | YoY % | Inc./ (Dec.) |
|---|---|---|---|---|---|---|
| Net sales | 500.8 | 100.0 | **559.6** | 100.0 | 111.7 | 58.8 |
| Cost of sales | 82.0 | 16.4 | **83.6** | 14.9 | 102.0 | 1.6 |
| (Reversal of) Provision for sales returns-net | (0.0) | (0.0) | **(0.1)** | (0.0) | - | (0.0) |
| Gross profit | 418.9 | 83.6 | **476.0** | 85.1 | 113.6 | 57.2 |
| R&D expenses | 78.9 | 15.8 | **99.6** | 17.8 | 126.2 | 20.7 |
| SG&A expenses | 256.1 | 51.1 | **283.9** | 50.7 | 110.8 | 27.8 |
| Operating income | 83.8 | 16.7 | **92.5** | 16.5 | 110.4 | 8.7 |
| Non-operating income | 5.1 | 1.0 | **5.3** | 1.0 | | 0.2 |
| Non-operating expenses | 1.1 | 0.2 | **1.6** | 0.3 | | 0.5 |
| Ordinary income | 87.8 | 17.5 | **96.3** | 17.2 | 109.7 | 8.5 |
| Special gain | 0.4 | 0.1 | **2.3** | 0.4 | | 1.9 |
| Special loss | 0.9 | 0.2 | **1.5** | 0.3 | | 0.6 |
| Income before income taxes and minority interests | 87.3 | 17.4 | **97.1** | 17.3 | 111.2 | 9.8 |
| Income taxes-current | 34.2 | 6.8 | **37.8** | 6.7 | 110.5 | 3.6 |
| Income taxes-deferred | (3.1) | (0.6) | **(4.7)** | (0.8) | | (1.6) |
| Minority interests in net income | 0.4 | 0.0 | **0.5** | 0.0 | | 0.1 |
| Net income | 55.8 | 11.2 | **63.5** | 11.4 | 113.7 | 7.7 |

**<Explanations>**

**Net sales**
<Increase Factor>
Increase in sales of *Aricept* and *Aciphex/Pariet*

**R&D expenses**
<Increase Factor>
Advanced in clinical studies

**Special gain**
<Increase Factor>
Profit by sales of investment securities

## 2. Financial Results by Business Segment

### 2-1 Consolidated Net Sales by Business Segment

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | Full |
|---|---|---|---|
| | 2007 | **2008** | 2007 |
| Net sales to customers | 500.8 | **559.6** | 674.1 |
| Pharmaceuticals | 485.0 | **542.4** | 652.9 |
| Japan | 210.1 | **231.1** | 273.2 |
| North America | 219.1 | **249.4** | 302.3 |
| Europe | 39.9 | **40.8** | 53.7 |
| Asia and others | 15.9 | **21.2** | 23.7 |
| Other segment | 15.8 | **17.1** | 21.2 |
| Japan | 13.9 | **15.5** | 19.0 |
| Overseas | 1.9 | **1.7** | 2.1 |

* Net sales for each segment are those to external customers
* Major areas and countries included in each region:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and Central and South America, etc. (excluding Japan)

### 2-2 Consolidated Operating Income by Business Segment

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | Full |
|---|---|---|---|
| | 2007 | **2008** | 2007 |
| Operating income | 83.8 | **92.5** | 105.3 |
| Pharmaceuticals | 85.7 | **94.1** | 108.1 |
| Other | 1.3 | **1.5** | 1.7 |
| Eliminations and corporate | (3.2) | **(3.1)** | (4.5) |

## 3. Geographical Segment Information

### 3-1 Consolidated Net Sales by Geographical Segment

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 2007 | Nine months ended Dec 31 2008 | Full 2007 |
|---|---|---|---|
| Net sales to customers | 500.8 | **559.6** | 674.1 |
| Japan | 223.9 | **246.5** | 292.2 |
| North America | 220.1 | **250.2** | 303.4 |
| Europe | 40.8 | **41.6** | 54.8 |
| Asia and others | 15.9 | **21.2** | 23.7 |
| Overseas | 276.8 | **313.0** | 381.9 |
| Overseas (%) | 55.3 | **55.9** | 56.7 |

* Net sales for each region are those to external customers.

### 3-2 Consolidated Operating Income by Geographical Segment

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 2007 | Nine months ended Dec 31 2008 | Full 2007 |
|---|---|---|---|
| Operating income | 83.8 | **92.5** | 105.3 |
| Japan | 57.7 | **72.0** | 72.8 |
| North America | 21.4 | **17.0** | 28.8 |
| Europe | 3.4 | **1.5** | 4.1 |
| Asia and others | 2.8 | **4.3** | 4.0 |
| Eliminations and corporate | (1.5) | **(2.2)** | (4.4) |

## 4. Overseas Sales

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 2007 | Nine months ended Dec 31 2008 | Full 2007 |
|---|---|---|---|
| Net sales | 500.8 | **559.6** | 674.1 |
| Overseas sales | 297.2 | **337.9** | 410.8 |
| North America | 226.3 | **259.0** | 312.0 |
| Europe | 52.8 | **55.2** | 72.2 |
| Asia and others | 18.1 | **23.8** | 26.5 |
| Overseas sales (%) | 59.3 | **60.4** | 60.9 |

* Major areas and countries included in each region:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and Others: East Asia, South-East Asia, and Central and South America, etc. (excluding Japan)

# 5. Global Product Sales (Eisai Territory Sales)

## 5-1 *ARICEPT* Sales by Geographical Area

| Years Ended/Ending March 31<br>Area | | Nine months ended Dec 31 2007 | Nine months ended Dec 31 **2008** | Full 2007 |
|---|---|---|---|---|
| Japan | ¥ Billions | 37.9 | **49.0** | 49.7 |
| U.S. | ¥ Billions | 114.5 | **137.5** | 162.2 |
| | [U.S. $ Millions] | [985] | **[1,173]** | [1,386] |
| Europe Total | ¥ Billions | 25.8 | **26.3** | 34.5 |
| UK | ¥ Billions | 1.0 | **1.0** | 1.2 |
| | [UK £ Millions] | [4] | **[4]** | [6] |
| France | ¥ Billions | 19.2 | **19.5** | 25.8 |
| | [Euro Millions] | [130] | **[120]** | [172] |
| Germany | ¥ Billions | 5.6 | **5.8** | 7.4 |
| | [Euro Millions] | [38] | **[36]** | [50] |
| Asia | ¥ Billions | 4.5 | **6.3** | 6.6 |
| Total | ¥ Billions | 182.7 | **219.1** | 252.9 |

* Sales forecast for Eisai sales territories for the year ending March 31, 2008 is ¥294.0 billion.

## 5-2 *ACIPHEX/PARIET* Sales by Geographical Area

| Years Ended/Ending March 31<br>Area | | Nine months ended Dec 31 2007 | Nine months ended Dec 31 **2008** | Full 2007 |
|---|---|---|---|---|
| Japan | ¥ Billions | 23.7 | **29.5** | 30.7 |
| U.S. | ¥ Billions | 94.8 | **99.5** | 126.9 |
| | [U.S. $ Millions] | [816] | **[848]** | [1,084] |
| Europe Total | ¥ Billions | 9.1 | **6.6** | 12.1 |
| UK | ¥ Billions | 2.8 | **1.8** | 3.3 |
| | [UK £ Millions] | [13] | **[8]** | [15] |
| Germany | ¥ Billions | 1.6 | **1.3** | 2.5 |
| | [Euro Millions] | [11] | **[8]** | [17] |
| Italy | ¥ Billions | 4.7 | **3.4** | 6.3 |
| | [Euro Millions] | [32] | **[21]** | [42] |
| Asia | ¥ Billions | 3.4 | **4.4** | 4.6 |
| Total | ¥ Billions | 130.9 | **139.9** | 174.3 |

* Sales forecast for Eisai sales territories for the year ending March 31, 2008 is ¥182.0 billion.

## 5-3 *ZONEGRAN* Sales by Geographical Area

| Years Ended/Ending March 31<br>Area | | Nine months ended Dec 31 2007 | Nine months ended Dec 31 **2008** | Full 2007 |
|---|---|---|---|---|
| U.S. | ¥ Billions | 2.5 | **1.8** | 3.1 |
| | [U.S. $ Millions] | [22] | **[16]** | [27] |
| Europe, Asia | ¥ Billions | 1.2 | **2.6** | 1.8 |
| Total | ¥ Billions | 3.7 | **4.4** | 4.9 |

## <Reference> [Non-consolidated]

### **Eisai Inc. (U.S.)** / Pharmaceutical production/sales

| Years Ended/Ending March 31 | | Nine months ended Dec 31 2007 | Nine months ended Dec 31 **2008** | Full 2007 |
|---|---|---|---|---|
| Net sales | ¥ Billions | 221.3 | **252.8** | 305.6 |
| | [US $ Millions] | [1,904] | **[2,156]** | [2,612] |
| Operating income | ¥ Billions | 19.9 | **18.1** | 27.1 |
| | [US $ Millions] | [172] | **[154]** | [231] |
| Net income | ¥ Billions | 14.5 | **12.5** | 19.3 |
| | [US $ Millions] | [124] | **[107]** | [165] |
| Operating income before royalty deduction | ¥ Billions | 52.7 | **65.1** | 72.9 |
| | [US $ Millions] | [454] | **[555]** | [623] |

### **Eisai China Inc.** / Pharmaceutical production/sales

| Years Ended/Ending December 31 | | Nine months* 2007 | Nine months* **2008** | Full* 2007 |
|---|---|---|---|---|
| Net sales | ¥ Billions | 4.9 | **7.1** | 8.9 |
| | [Chinese RMB Millions] | [341] | **[457]** | [606] |
| Operating income | ¥ Billions | 0.6 | **1.4** | 1.4 |
| | [Chinese RMB Millions] | [45] | **[89]** | [97] |
| Net income | ¥ Billions | 0.5 | **1.3** | 1.2 |
| | [Chinese RMB Millions] | [38] | **[85]** | [84] |

* Annual financial period of Eisai China Inc. ends on December 31, and therefore, it prepares provisional financial statement of account at the date of consolidated financial settlement from the annual announcement for the fiscal year ended March 2007. Consequently, figures for "3Q FY2006" and "3Q FY2007" above indicate nine-month results from January to September, 2006 and nine-month results from April to December 2007, while "Annual 2007" shows 15-month results from January 2006 to March 2007.

* Average rate of Japanese yen to Chinese RMB

| | |
|---|---|
| January 1, 2006 to September 30, 2006 | 14.46 yen/Chinese RMB |
| April 1,2007 to December 31, 2007 | 15.51 yen/Chinese RMB |
| January 1, 2006 to March 31, 2007 | 14.75 yen/Chinese RMB |

### **Eisai Korea Inc.** / Pharmaceutical Sales

| Years Ended/Ending March 31 | | Nine months ended Dec 31 2007 | Nine months ended Dec 31 **2008** | Full 2007 |
|---|---|---|---|---|
| Net sales | ¥ Billions | 5.5 | **6.8** | 7.5 |
| | [Korean Won Billions] | [45] | **[54]** | [60] |
| Operating income | ¥ Billions | 0.8 | **1.0** | 1.1 |
| | [Korean Won Billions] | [7] | **[8]** | [9] |
| Net income | ¥ Billions | 0.6 | **0.7** | 0.8 |
| | [Korean Won Billions] | [5] | **[5]** | [6] |

* Average rate of Japanese yen to Korean Won

| | |
|---|---|
| April 1, 2006 to December 31, 2006 | 0.1232 yen/Won |
| April 1, 2007 to December 31, 2007 | 0.1270 yen/Won |
| April 1, 2006 to March 31, 2007 | 0.1243 yen/Won |

## 6. SG&A Expenses

### 6-1 R&D Expenses

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | Full | |
|---|---|---|---|---|
| | 2007 | **2008** | 2007 | 2008 est. |
| Net sales | 500.8 | **559.6** | 674.1 | 739.0 |
| R&D expenses | 78.9 | **99.6** | 108.3 | 131.0 |
| Ratio of R&D expenses to net sales (%) | 15.8 | **17.8** | 16.1 | 17.7 |

### 6-2 SG&A Expenses

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | Full | |
|---|---|---|---|---|
| | 2007 | **2008** | 2007 | 2008 est. |
| Net sales | 500.8 | **559.6** | 674.1 | 739.0 |
| SG&A expenses | 256.1 | **283.9** | 351.2 | 380.5 |
| Personnel expenses | 51.8 | **56.0** | 72.2 | - |
| Marketing expenses | 169.6 | **187.2** | 230.6 | - |
| Administrative expenses and others | 34.8 | **40.7** | 48.4 | - |
| Ratio of SG&A expenses to net sales (%) | 51.1 | **50.7** | 52.1 | 51.5 |

### 6-3 SG&A Expenses (Including R&D Expenses)

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | Full | |
|---|---|---|---|---|
| | 2007 | **2008** | 2007 | 2008 est. |
| Net sales | 500.8 | **559.6** | 674.1 | 739.0 |
| SG&A expenses (including R&D expenses) | 335.0 | **383.5** | 459.5 | 511.5 |
| Ratio of SG&A expenses including R&D expenses to net sales (%) | 66.9 | **68.6** | 68.2 | 69.2 |

## 1. Consolidated Balance Sheets <Assets>

(billions of yen)

| | 2007 | | | | YoY | Inc./ |
|---|---|---|---|---|---|---|
| | 31-Mar | % | **31-Dec** | % | % | (Dec.) |
| **Current assets:** | | | | | | |
| Cash and cash in banks | 89.8 | | **64.7** | | | (25.1) |
| Notes and accounts receivable-trade | 162.2 | | **179.4** | | | 17.3 |
| Short-term investments | 90.3 | | **84.6** | | | (5.7) |
| Inventories | 52.8 | | **55.5** | | | 2.7 |
| Deferred tax assets | 33.2 | | **31.4** | | | (1.8) |
| Other | 13.4 | | **15.6** | | | 2.2 |
| Allowance for doubtful receivables | (0.4) | | **(0.4)** | | | (0.0) |
| **Total current assets** | 441.2 | 55.7 | **430.9** | 51.7 | 97.7 | (10.4) |
| **Fixed assets:** | | | | | | |
| Property, plant and equipment: | | | | | | |
| Buildings and structures | 74.4 | | **72.6** | | | (1.8) |
| Machinery, equipment and vehicles | 24.6 | | **23.2** | | | (1.4) |
| Land | 18.0 | | **21.5** | | | 3.5 |
| Construction in progress | 4.9 | | **12.1** | | | 7.2 |
| Other | 11.9 | | **11.9** | | | 0.0 |
| Total property, plant and equipment | 133.8 | 16.9 | **141.4** | 17.0 | 105.6 | 7.6 |
| Intangible assets: | | | | | | |
| Sales rights | 46.0 | | **48.4** | | | 2.4 |
| Core technology | - | | **55.1** | | | 55.1 |
| Other | 16.6 | | **16.9** | | | 0.3 |
| Total Intangible assets | 62.6 | 7.9 | **120.4** | 14.4 | 192.4 | 57.9 |
| Investments and other assets: | | | | | | |
| Investment securities | 111.9 | | **86.5** | | | (25.4) |
| Deferred tax assets | 32.6 | | **42.1** | | | 9.5 |
| Other | 10.7 | | **12.7** | | | 2.0 |
| Allowance for doubtful accounts | (0.7) | | **(0.6)** | | | 0.1 |
| Total investments and other assets | 154.5 | 19.5 | **140.6** | 16.9 | 91.0 | (13.9) |
| **Total fixed assets** | 350.9 | 44.3 | **402.4** | 48.3 | 114.7 | 51.5 |
| **Total assets** | 792.1 | 100.0 | **833.3** | 100.0 | 105.2 | 41.2 |

**<Explanations>**

**Cash and cash in banks**
<Decrease Factor>
Company acquisition payment

**Core technology**
<Accrual Factor>
Company acquisition

**Investment securities**
<Decrease Factors>
Decrease in fair market value of investment securities
Sales of investment securities

## 2. Consolidated Balance Sheets <Liabilities and Equity>

(billions of yen)

| | 2007 | | | | YoY | Inc./ |
|---|---|---|---|---|---|---|
| | 31-Mar | % | **31-Dec** | % | % | (Dec.) |
| Current liabilities: | | | | | | |
| Notes and accounts payable-trade | 19.3 | | **17.3** | | | (2.0) |
| Short-term borrowings | 0.2 | | **20.0** | | | 19.8 |
| Accounts payable-other/accrued expenses etc. | 109.3 | | **109.7** | | | 0.3 |
| Income taxes payable | 22.0 | | **12.5** | | | (9.6) |
| Reserve for sales rebates | 35.1 | | **35.7** | | | 0.6 |
| Other | 5.8 | | **10.6** | | | 4.8 |
| Total current liabilities | 191.8 | 24.2 | **205.7** | 24.7 | 107.2 | 13.9 |
| Long-term liabilities: | | | | | | |
| Deferred tax liabilities | 0.1 | | **16.7** | | | 16.6 |
| Liability for retirement benefits | 31.8 | | **27.0** | | | (4.8) |
| Retirement allowances for directors | 1.3 | | **1.4** | | | 0.1 |
| Other | 4.4 | | **6.0** | | | 1.6 |
| Total long-term liabilities | 37.6 | 4.8 | **51.1** | 6.1 | 135.8 | 13.5 |
| **Total liabilities** | 229.4 | 29.0 | **256.8** | 30.8 | 111.9 | 27.4 |
| Owners' equity: | | | | | | |
| Common stock | 45.0 | | **45.0** | | | - |
| Capital surplus | 55.2 | | **57.0** | | | 1.8 |
| Retained earnings | 469.6 | | **496.5** | | | 26.9 |
| Treasury stock | (42.2) | | **(39.8)** | | | 2.5 |
| Total owners' equity | 527.6 | 66.6 | **558.7** | 67.1 | 105.9 | 31.1 |
| Net unrealized gain and translation adjustments: | | | | | | |
| Net unrealized gain on available-for-sale securities | 19.9 | | **11.2** | | | (8.7) |
| Deferred hedge gains and loses | - | | **0.0** | | | 0.0 |
| Foreign currency translation adjustments | 5.0 | | **1.6** | | | (3.4) |
| Total net unrealized gain and translation adjustments | 24.8 | 3.1 | **12.8** | 1.5 | 51.4 | (12.1) |
| Stock acquisition rights | 0.3 | 0.0 | **0.6** | 0.1 | 188.7 | 0.3 |
| Minority interests | 9.9 | 1.3 | **4.5** | 0.5 | 44.8 | (5.5) |
| **Total equity** | 562.7 | 71.0 | **576.5** | 69.2 | 102.4 | 13.8 |
| **Total liabilities and equity** | 792.1 | 100.0 | **833.3** | 100.0 | 105.2 | 41.2 |

**<Explanations>**

**Short-term borrowings**
<Increase Factor>
Borrowings of operating capital

**Deferred tax liabilities**
<Increase Factor>
Company acquisition

**Net unrealized gain on available-for-sale securities**
<Decrease Factor>
Decrease in fair market value of investment securities

## IV. Consolidated Statements of Cash Flows

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 2007 | 2008 | Inc./(Dec.) | <Explanations> |
|---|---|---|---|---|
| **Operating activities:** | | | | |
| Income before income taxes and minority interests | 87.3 | **97.1** | 9.8 | |
| Depreciation and amortization | 19.2 | **23.4** | 4.1 | |
| Net decrease (increase) in notes and accounts receivables/payable-trade and inventories | (28.6) | **(23.4)** | 5.2 | |
| Net increase (decrease) in accounts payable-other/accrued expenses etc. | 4.3 | **9.3** | 5.0 | |
| Other-net | 1.5 | **(11.0)** | (12.6) | **Other**<br><Decrease Factor><br>Increase or Decrease Reserve for sales rebates |
| [Sub-total] | 83.7 | **95.3** | 11.5 | |
| Interest paid/received | 4.2 | **4.7** | 0.5 | |
| Income taxes paid | (45.4) | **(48.1)** | (2.7) | |
| **Net cash provided by operating activities** | 42.5 | **51.9** | 9.3 | |
| **Investing activities:** | | | | **Capital expenditures (including acquisition)**<br><Increase Factor><br>Company acquisition payment |
| Capital expenditures (including acquisition) | (44.5) | **(74.9)** | (30.4) | |
| Purchases/proceeds from sales of securities etc. | (7.6) | **14.3** | 21.9 | **Purchases/proceeds from sales of securities etc.**<br><Increase Factor><br>Sales of investment securities |
| Other-net | (1.2) | **(1.2)** | 0.0 | |
| **Net cash used in investing activities** | (53.3) | **(61.8)** | (8.5) | |
| **Financing activities:** | | | | |
| Net increase (decrease) in short-term borrowings | (0.1) | **19.8** | 19.8 | **Net increase(decrease) in sohrt-term borrowings**<br><Increase factor><br>Borrowings of operating capital |
| Dividends paid | (29.9) | **(36.9)** | (7.0) | |
| Purchase of treasury stock | (11.1) | **-** | 11.1 | |
| Other-net | 0.3 | **(0.3)** | (0.6) | |
| **Net cash used in financing activities** | (40.7) | **(17.5)** | 23.2 | |
| Foreign currency translation adjustments on cash and cash equivalents | 3.0 | **(1.9)** | (4.9) | |
| Net increase (decrease) in cash and cash equivalents | (48.5) | **(29.4)** | 19.2 | |
| Cash and cash equivalents at beginning of period | 183.3 | **171.1** | (12.2) | |
| **Cash and cash equivalents at end of period** | 134.7 | **141.7** | 7.0 | |

* "Payment for acquisition of business" was categorized as an investing activity in the Annual Financial Report for year ended on March 31, 2007. In this context, "Capital expenditures/payments for acquisition of business" (-1.2billions of yen) included in "Increase in inventories" as an Operating activity for 3Q quarterly report for year ended on March 31, 2007 was reclassified as an Investing activity.

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 2007 | 2008 | Inc./(Dec.) | <Explanations> |
|---|---|---|---|---|
| **Free Cash Flows** | (2.0) | **(23.1)** | (21.0) | |

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

# V. Non-Consolidated Financial Highlights

## 1. Non-Consolidated Financial Highlights

### 1-1 Statements of Income Data

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | | Full | |
|---|---|---|---|---|---|
| | 2007 | **2008** | YoY % | 2007 | 2008 est. |
| Net sales | 265.0 | **302.8** | 114.2 | 351.6 | 388.0 |
| Cost of sales | 61.2 | **59.6** | 97.4 | 80.1 | 74.0 |
| R&D expenses | 77.5 | **96.5** | 124.5 | 106.4 | 127.5 |
| SG&A expenses | 74.1 | **80.4** | 108.6 | 100.2 | 104.0 |
| Operating income | 52.2 | **66.2** | 126.8 | 65.0 | 82.5 |
| Ordinary income | 53.0 | **66.6** | 125.5 | 65.7 | 83.0 |
| Net income | 34.5 | **44.3** | 128.4 | 42.8 | 54.6 |

* "Cost of sales" includes "Provision for sales returns-net".

### 1-2 Balance Sheets Data

(billions of yen)

| | 2007 | | Inc./ (Dec.) |
|---|---|---|---|
| | 31-Mar | **31-Dec** | |
| Total assets | 573.7 | **578.0** | 4.3 |
| Equity | 467.5 | **470.7** | 3.2 |
| Shareholders' Equity | 467.2 | **470.2** | 2.9 |
| Shareholders' Equity/Total assets (%) | 81.4 | **81.4** | (0.1) |

### 1-3 Capital Expenditures and Depreciation/Amortization

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | | Full | |
|---|---|---|---|---|---|
| | 2007 | **2008** | Inc./ (Dec.) | 2007 | 2008 est. |
| Capital expenditures | 14.0 | **15.4** | 1.4 | 22.0 | 23.0 |
| Property, plant and equipment | 5.2 | **7.3** | 2.1 | 11.7 | 13.0 |
| Intangible assets | 8.8 | **8.1** | (0.7) | 10.3 | 10.0 |
| Depreciation/Amortization | 13.1 | **13.0** | (0.1) | 17.9 | 18.0 |

* "Depreciation/Amortization" includes amortization for "Intangible assets".

### 1-4 Statements of Cash Flows Data

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | | Full |
|---|---|---|---|---|
| | 2007 | **2008** | Inc./ (Dec.) | 2007 |
| Net cash provided by operating activities | 8.2 | **15.9** | 7.7 | 30.6 |
| Net cash used in investing activities | (34.3) | **(20.8)** | 13.6 | (44.3) |
| Net cash used in financing activities | (40.5) | **(17.0)** | 23.5 | (40.3) |
| Cash and cash equivalents at end of period | 33.8 | **24.6** | (9.2) | 46.5 |
| Free cash flows | (7.8) | **(3.3)** | 4.5 | 10.1 |

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

## 2. Net Sales by Business Segment

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | | Full | |
|---|---|---|---|---|---|
| | 2007 | **2008** | YoY % | 2007 | 2008 est. |
| Net sales | 265.0 | **302.8** | 114.2 | 351.6 | 388.0 |
| Prescription pharmaceuticals | 168.7 | **184.9** | 109.6 | 217.0 | 232.0 |
| Pharmaceuticals exports | 39.2 | **44.6** | 113.6 | 55.9 | 59.0 |
| Consumer health care products | 15.0 | **15.4** | 102.6 | 19.6 | 19.5 |
| Other (Food additives/Chemicals, etc.) | 0.9 | **1.0** | 115.5 | 1.2 | 1.5 |
| Industrial property rights, etc. income | 41.2 | **56.8** | 138.0 | 57.9 | 76.0 |

## 3. Exports by Geographical Area

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | | Full |
|---|---|---|---|---|
| | 2007 | **2008** | YoY % | 2007 |
| Net Sales | 265.0 | **302.8** | 114.2 | 351.6 |
| Exports | 80.1 | **101.1** | 126.2 | 113.5 |
| North America | 56.0 | **73.2** | 130.7 | 78.6 |
| Europe | 19.3 | **22.6** | 117.4 | 28.5 |
| Asia and Others | 4.8 | **5.3** | 109.6 | 6.5 |
| Ratio of exports to sales (%) | 30.2 | **33.4** | - | 32.3 |

* Major areas and countries included in each region:

1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and Others: East Asia, South-East Asia, and Central and South America, etc. (excluding Japan)

* Export sales includes revenues from industrial property rights, etc.

## 4. Prescription Pharmaceuticals

(billions of yen)

| Years Ended/Ending March 31<br>Description / Product | Nine months ended Dec 31 2007 | 2008 | YoY % | Full 2007 | 2008 est. |
|---|---|---|---|---|---|
| Alzheimer's type dementia treatment<br>*ARICEPT* | 37.9 | **49.0** | 129.2 | 49.7 | 62.0 |
| Proton pump inhibitor<br>*PARIET* | 23.7 | **29.5** | 124.6 | 30.7 | 37.0 |
| Peripheral neuropathy treatment<br>*METHYCOBAL* | 24.5 | **25.3** | 103.0 | 31.4 | 31.5 |
| Gastritis/gastric ulcer treatment<br>*SELBEX* | 15.3 | **14.6** | 95.8 | 19.3 | 19.5 |
| Osteoporosis treatment<br>*ACTONEL* | 5.9 | **6.9** | 116.2 | 7.5 | 9.5 |
| Muscle relaxant<br>*MYONAL* | 6.4 | **6.4** | 100.7 | 8.2 | 8.0 |
| Non-ionic contrast medium<br>*IOMERON* | 6.6 | **6.4** | 97.2 | 8.3 | 8.0 |
| Osteoporosis treatment<br>*GLAKAY* | 5.9 | **5.3** | 89.2 | 7.5 | 7.0 |
| Genetically engineered glucagon preparation<br>*GLUCAGON G NOVO* | 3.3 | **3.2** | 95.9 | 4.1 | 4.0 |
| Long-acting isosorbide denigrate preparation<br>*NITOROL-R* | 3.1 | **2.7** | 89.4 | 3.9 | 3.0 |
| Antiallergic agent<br>*AZEPTIN* | 1.8 | **1.5** | 86.1 | 2.6 | 2.0 |
| Others | 34.3 | **34.0** | 99.1 | 43.9 | 40.5 |
| Prescription pharmaceuticals total | 168.7 | **184.9** | 109.6 | 217.0 | 232.0 |

## 5. Exports by Products

(billions of yen)

| Years Ended/Ending March 31<br>Product | Nine months ended Dec 31 2007 | 2008 | YoY % | Full 2007 | 2008 est. |
|---|---|---|---|---|---|
| *ARICEPT* | 16.0 | **20.8** | 130.4 | 23.1 | 26.0 |
| *ACIPHEX/PARIET* | 20.2 | **18.4** | 91.3 | 28.4 | 27.0 |
| Others | 3.0 | **5.3** | 174.1 | 4.4 | 6.0 |
| Exports total | 39.2 | **44.6** | 113.6 | 55.9 | 59.0 |

## 6. Consumer Health Care Products

(billions of yen)

| Years Ended/Ending March 31<br>Description / Product | Nine months ended Dec 31 2007 | 2008 | YoY % | Full 2007 | 2008 est. |
|---|---|---|---|---|---|
| Vitamin $B_2$ preparation<br>*CHOCOLA BB* Group | 7.0 | **7.4** | 106.5 | 8.8 | 9.0 |
| Active-type Vitamin $B_{12}$<br>*NABOLIN* Group | 1.5 | **1.7** | 119.2 | 1.9 | 2.0 |
| JUVELUX / Natural Vitamin E preparation<br>*Vitamin-E* Group | 1.4 | **1.3** | 92.3 | 1.8 | 1.5 |
| Stomach ache and heartburn treatment<br>*SACLON* Group | 1.4 | **1.2** | 88.6 | 1.8 | 1.5 |
| Others | 3.8 | **3.7** | 98.2 | 5.3 | 5.5 |
| Consumer health care products total | 15.0 | **15.4** | 102.6 | 19.6 | 19.5 |

# 7. SG&A Expenses

## 7-1 R&D Expenses

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | Full | |
|---|---|---|---|---|
| | 2007 | **2008** | 2007 | 2008 est. |
| Net sales | 265.0 | **302.8** | 351.6 | 388.0 |
| R&D expenses | 77.5 | **96.5** | 106.4 | 127.5 |
| Overseas R&D expenses | 39.5 | **56.3** | 53.6 | - |
| [Ratio of overseas R&D expenses to R&D expenses] (%) | [50.9] | **[58.3]** | [50.4] | - |
| Ratio of R&D expenses to net sales (%) | 29.3 | **31.9** | 30.3 | 32.9 |

## 7-2 SG&A Expenses

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | Full | |
|---|---|---|---|---|
| | 2007 | **2008** | 2007 | 2008 est. |
| Net sales | 265.0 | **302.8** | 351.6 | 388.0 |
| SG&A expenses | 74.1 | **80.4** | 100.2 | 104.0 |
| Personnel expenses | 24.2 | **23.8** | 32.6 | - |
| Marketing expenses | 31.2 | **35.8** | 42.3 | - |
| Administrative expenses and others | 18.7 | **20.8** | 25.3 | - |
| Ratio of SG&A expenses to net sales (%) | 27.9 | **26.6** | 28.5 | 26.8 |

## 7-3 SG&A Expenses (including R&D expenses)

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | Full | |
|---|---|---|---|---|
| | 2007 | **2008** | 2007 | 2008 est. |
| Net sales | 265.0 | **302.8** | 351.6 | 388.0 |
| SG&A expenses (including R&D expenses) | 151.6 | **176.9** | 206.5 | 231.5 |
| Ratio of SG&A expenses (including R&D expenses) to net sales (%) | 57.2 | **58.4** | 58.7 | 59.7 |

## 8. Balance Sheets Data

### <Assets>

(billions of yen)

| | 2007 31-Mar | 2007 31-Dec | Inc./(Dec.) |
|---|---|---|---|
| Current assets | 245.7 | **238.2** | (7.4) |
| Fixed assets | 328.0 | **339.7** | 11.7 |
| Property, plant and equipment | 80.4 | **79.0** | (1.3) |
| Intangible assets | 30.3 | **33.5** | 3.3 |
| Investments and other assets | 217.4 | **227.2** | 9.8 |
| Total assets | 573.7 | **578.0** | 4.3 |

### <Liabilities and Equity>

(billions of yen)

| | 2007 31-Mar | 2007 31-Dec | Inc./(Dec.) |
|---|---|---|---|
| Current liabilities | 76.9 | **82.7** | 5.9 |
| Long-term liabilities | 29.3 | **24.5** | (4.8) |
| Total liabilities | 106.2 | **107.2** | 1.1 |
| Owners' equity | 447.9 | **459.5** | 11.6 |
| Net unrealized gain and translation adjustments | 19.3 | **10.7** | (8.6) |
| Stock acquisition rights | 0.3 | **0.6** | 0.3 |
| Total equity | 467.5 | **470.7** | 3.2 |
| Total liabilities and equity | 573.7 | **578.0** | 4.3 |

## 9. Statements of Cash Flows

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | |
|---|---|---|---|
| | 2007 | **2008** | Inc./(Dec.) |
| **Operating activities:** | | | |
| Income before income taxes | 53.3 | **67.4** | 14.1 |
| Depreciation and amortization | 13.1 | **13.0** | (0.1) |
| Net decrease (increase) in notes and accounts receivables/payable-trade and inventories | (16.2) | **(20.3)** | (4.0) |
| Net increase (decrease) in accounts payable-other/accrued expenses etc. | (2.8) | **(3.1)** | (0.2) |
| Other-net | (6.9) | **(8.0)** | (1.1) |
| [Sub-total] | 40.4 | **49.1** | 8.7 |
| Interest paid/received | 1.2 | **1.1** | (0.1) |
| Income taxes paid | (33.4) | **(34.3)** | (0.9) |
| **Net cash provided by operating activities** | 8.2 | **15.9** | 7.7 |
| **Investing activities:** | | | |
| Capital expenditures (including acquisition) | (16.0) | **(19.1)** | (3.2) |
| Purchases/proceeds from sales of securities etc. | (9.0) | **11.5** | 20.6 |
| Investments in subsidiaries and associated companies | (8.0) | **(12.8)** | (4.8) |
| Other-net | (1.3) | **(0.4)** | 1.0 |
| **Net cash used in investing activities** | (34.3) | **(20.8)** | 13.6 |
| **Financing activities:** | | | |
| Net increase(decrease) in short-term borrowings | - | **20.0** | 20.0 |
| Dividends paid | (29.9) | **(36.9)** | (7.0) |
| Purchase of treasury stock | (11.1) | **-** | 11.1 |
| Other-net | 0.4 | **(0.1)** | (0.5) |
| **Net cash used in financing activities** | (40.5) | **(17.0)** | 23.5 |
| Foreign currency translation adjustments on cash and cash equivalents | 0.0 | **0.0** | 0.0 |
| Net increase(decrease) in cash and cash equivalents | (66.7) | **(21.9)** | 44.8 |
| Cash and cash equivalents at beginning of period | 100.5 | **46.5** | (54.0) |
| **Cash and cash equivalents at end of period** | 33.8 | **24.6** | (9.2) |

(billions of yen)

| Years Ended/Ending March 31 | Nine months ended Dec 31 | | |
|---|---|---|---|
| | 2007 | **2008** | Inc./(Dec.) |
| **Free Cash Flows** | (7.8) | **(3.3)** | 4.5 |

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

# VI. Changes in Quarterly Results

## 1. Statements of Income Data [Consolidated]

(billions of yen)

| Years Ended/Ending March 31 | 2007 | | | | 2008 | | |
|---|---|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | **Third Quarter** |
| Net sales | 153.9 | 165.4 | 181.4 | 173.3 | 176.0 | 186.8 | **196.7** |
| Cost of sales | 26.8 | 26.4 | 28.7 | 27.4 | 27.5 | 27.1 | **28.9** |
| R&D expenses | 24.4 | 27.9 | 26.6 | 29.4 | 30.5 | 33.3 | **35.7** |
| SG&A expenses | 78.7 | 85.6 | 91.9 | 95.1 | 91.8 | 95.5 | **96.6** |
| Operating income | 24.1 | 25.5 | 34.2 | 21.4 | 26.2 | 30.9 | **35.5** |
| Non-operating income & expenses | 1.0 | 1.1 | 1.9 | 1.2 | 2.2 | 0.3 | **1.2** |
| Ordinary income | 25.1 | 26.6 | 36.1 | 22.7 | 28.4 | 31.2 | **36.7** |
| Special gain & loss | (0.4) | (0.0) | (0.1) | 0.4 | 2.2 | (1.0) | **(0.4)** |
| Income before income taxes and minority interests | 24.7 | 26.6 | 36.0 | 23.0 | 30.6 | 30.2 | **36.3** |
| Net income | 15.8 | 16.7 | 23.3 | 14.8 | 19.3 | 20.0 | **24.2** |
| Earnings per share (yen) | 55.4 | 58.4 | 82.0 | 52.0 | 68.1 | 70.4 | **84.9** |

* "Cost of Sales" includes "Provision for sales returns-net".

## 2. Balance Sheets Data [Consolidated]

### <Assets>

(billions of yen)

| | 2006 | | | 2007 | | | |
|---|---|---|---|---|---|---|---|
| | 30-Jun | 30-Sep | 31-Dec | 31-Mar | 30-Jun | 30-Sep | **31-Dec** |
| Current assets | 406.6 | 426.7 | 407.4 | 441.2 | 396.0 | 420.9 | **430.9** |
| Fixed assets | 318.2 | 324.9 | 349.3 | 350.9 | 389.7 | 396.8 | **402.4** |
| Property, plant and equipment | 127.3 | 128.6 | 130.4 | 133.8 | 135.3 | 137.5 | **141.4** |
| Intangible assets | 41.3 | 41.6 | 63.2 | 62.6 | 104.0 | 121.6 | **120.4** |
| Investments and other assets | 149.5 | 154.7 | 155.7 | 154.5 | 150.4 | 137.7 | **140.6** |
| Total assets | 724.8 | 751.6 | 756.6 | 792.1 | 785.7 | 817.6 | **833.3** |

### <Liabilities and Equity>

(billions of yen)

| | 2006 | | | 2007 | | | |
|---|---|---|---|---|---|---|---|
| | 30-Jun | 30-Sep | 31-Dec | 31-Mar | 30-Jun | 30-Sep | **31-Dec** |
| Current liabilities | 157.7 | 177.1 | 170.1 | 191.8 | 180.6 | 191.8 | **205.7** |
| Long-term liabilities | 39.9 | 38.5 | 38.5 | 37.6 | 36.7 | 50.8 | **51.1** |
| Total liabilities | 197.6 | 215.7 | 208.5 | 229.4 | 217.2 | 242.5 | **256.8** |
| Owners' equity | 498.9 | 504.8 | 512.6 | 527.6 | 528.0 | 548.9 | **558.7** |
| Net unrealized gain and translation adjustments | 19.0 | 21.3 | 25.4 | 24.8 | 30.0 | 15.4 | **12.8** |
| Stock acquisition rights | - | 0.3 | 0.3 | 0.3 | 0.3 | 0.6 | **0.6** |
| Minority interests | 9.4 | 9.6 | 9.7 | 9.9 | 10.2 | 10.3 | **4.5** |
| Total equity | 527.3 | 535.9 | 548.1 | 562.7 | 568.5 | 575.1 | **576.5** |
| Total liabilities and equity | 724.8 | 751.6 | 756.6 | 792.1 | 785.7 | 817.6 | **833.3** |

## 3. Capital Expenditures and Depreciation/Amortization [Consolidated]

(billions of yen)

| Years Ended/Ending March 31 | 2007 | | | | 2008 | | |
|---|---|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | **Third Quarter** |
| Capital expenditures | 3.7 | 7.0 | 29.3 | 12.0 | 46.2 | 35.3 | **11.1** |
| Property, plant and equipment | 3.2 | 4.8 | 5.7 | 9.5 | 3.9 | 9.7 | **8.9** |
| Intangible assets | 0.6 | 2.2 | 23.6 | 2.5 | 42.3 | 25.6 | **2.2** |
| Depreciation/Amortization | 5.9 | 6.4 | 7.0 | 7.6 | 7.3 | 8.1 | **8.0** |

* Capital expenditures includes the increase of asset by acquisition of Morphotek, Inc. ( Property, plant and equipment: 0.5billions of yen, Intangible assets: 59.3 billions of yen)

* "Depreciation/Amortization" includes amortization for "Intangible assets".

## 4. Cash Flows Data [Consolidated]

(billions of yen)

| Years Ended/Ending March 31 | 2007 | | | | 2008 | | |
|---|---|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | **Third Quarter** |
| Net cash provided by operating activities | 8.1 | 28.5 | 5.9 | 38.7 | 7.8 | 33.9 | **10.1** |
| Net cash used in investing activities | (11.8) | (9.4) | (32.1) | (1.9) | (46.0) | (6.7) | **(9.2)** |
| Net cash provided by (used in) financing activities | (14.4) | (10.8) | (15.6) | 0.1 | (18.7) | (0.1) | **1.3** |
| Cash and cash equivalents at end of period | 164.4 | 175.0 | 134.7 | 171.1 | 119.6 | 141.0 | **141.7** |
| Free cash flows | 0.7 | 21.7 | (24.4) | 30.7 | (46.1) | 24.8 | **(1.7)** |

* Prior year cash flow data has been reclassified to reflect the change that is described in page 10.

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

## 5. *ARICEPT* Sales by Area (Eisai Territory Sales) [Consolidated]

| Years Ended/Ending March 31 | | 2007 | | | | 2008 | | |
|---|---|---|---|---|---|---|---|---|
| | | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | **Third Quarter** |
| Japan | ¥ Billions | 11.5 | 12.4 | 14.0 | 11.8 | 14.9 | 15.1 | **18.9** |
| U.S. | ¥ Billions | 33.1 | 39.6 | 41.7 | 47.7 | 41.5 | 48.0 | **48.0** |
| | [U.S. $ Millions] | [289] | [341] | [355] | [401] | [343] | [407] | **[423]** |
| Europe | ¥ Billions | 7.7 | 9.0 | 9.1 | 8.7 | 9.2 | 8.1 | **9.0** |
| UK | ¥ Billions | 0.4 | 0.3 | 0.3 | 0.3 | 0.3 | 0.3 | **0.4** |
| | [UK £ Millions] | [2] | [1] | [1] | [1] | [1] | [1] | **[2]** |
| France | ¥ Billions | 5.5 | 6.9 | 6.8 | 6.6 | 7.0 | 5.9 | **6.6** |
| | [Euro Millions] | [38] | [47] | [45] | [42] | [43] | [36] | **[40]** |
| Germany | ¥ Billions | 1.8 | 1.8 | 2.0 | 1.8 | 1.9 | 1.9 | **2.0** |
| | [Euro Millions] | [13] | [12] | [13] | [12] | [12] | [12] | **[12]** |
| Asia | ¥ Billions | 1.4 | 1.5 | 1.7 | 2.0 | 1.8 | 2.2 | **2.2** |
| Total | ¥ Billions | 53.7 | 62.5 | 66.5 | 70.2 | 67.3 | 73.5 | **78.2** |

## 6. *ACIPHEX/PARIET* Sales by Area (Eisai Territory Sales) [Consolidated]

| Years Ended/Ending March 31 | | 2007 | | | | 2008 | | |
|---|---|---|---|---|---|---|---|---|
| | | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | **Third Quarter** |
| Japan | ¥ Billions | 7.1 | 7.5 | 9.0 | 7.0 | 8.9 | 9.3 | **11.2** |
| U.S. | ¥ Billions | 29.3 | 31.2 | 34.3 | 32.1 | 31.8 | 34.6 | **33.1** |
| | [U.S. $ Millions] | [256] | [268] | [292] | [269] | [263] | [293] | **[292]** |
| Europe | ¥ Billions | 3.0 | 3.1 | 3.0 | 3.0 | 2.5 | 2.1 | **1.9** |
| UK | ¥ Billions | 1.0 | 1.0 | 0.8 | 0.5 | 0.8 | 0.7 | **0.4** |
| | [UK £ Millions] | [5] | [5] | [4] | [2] | [3] | [3] | **[2]** |
| Germany | ¥ Billions | 0.3 | 0.6 | 0.7 | 0.9 | 0.5 | 0.3 | **0.4** |
| | [Euro Millions] | [2] | [4] | [4] | [6] | [3] | [2] | **[2]** |
| Italy | ¥ Billions | 1.7 | 1.5 | 1.6 | 1.6 | 1.2 | 1.1 | **1.1** |
| | [Euro Millions] | [12] | [10] | [10] | [11] | [7] | [7] | **[7]** |
| Asia | ¥ Billions | 1.1 | 1.2 | 1.1 | 1.2 | 1.6 | 1.3 | **1.4** |
| Total | ¥ Billions | 40.5 | 43.0 | 47.5 | 43.4 | 44.9 | 47.3 | **47.7** |

## 7. *ZONEGRAN* Sales by Area (Eisai Territory Sales) [Consolidated]

| Years Ended/Ending March 31 | | 2007 | | | | 2008 | | |
|---|---|---|---|---|---|---|---|---|
| | | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | **Third Quarter** |
| U.S. | ¥ Billions | 1.0 | 0.6 | 0.9 | 0.6 | 0.7 | 0.7 | **0.4** |
| | [U.S. $ Millions] | [9] | [5] | [8] | [5] | [6] | [6] | **[4]** |
| Europe, Asia | ¥ Billions | 0.3 | 0.4 | 0.5 | 0.6 | 0.8 | 0.8 | **1.0** |
| Total | ¥ Billions | 1.3 | 1.0 | 1.4 | 1.2 | 1.5 | 1.6 | **1.4** |

## 8. Eisai Inc. ( U.S. )

| Years Ended/Ending March 31 | | 2007 | | | | 2008 | | |
|---|---|---|---|---|---|---|---|---|
| | | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | **Third Quarter** |
| Net sales | ¥ Billions | 65.9 | 73.9 | 81.5 | 84.4 | 77.8 | 88.3 | **86.7** |
| | [U.S. $ Millions] | [576] | [636] | [693] | [707] | [644] | [748] | **[764]** |
| Operating income | ¥ Billions | 5.5 | 6.9 | 7.6 | 7.1 | 3.6 | 7.1 | **7.4** |
| | [U.S. $ Millions] | [48] | [59] | [64] | [60] | [29] | [60] | **[65]** |
| Net income | ¥ Billions | 3.9 | 4.7 | 5.9 | 4.8 | 2.6 | 4.9 | **5.0** |
| | [U.S. $ Millions] | [34] | [41] | [50] | [40] | [22] | [41] | **[44]** |
| Operating income before royalty deduction | ¥ Billions | 15.2 | 18.1 | 19.5 | 20.2 | 18.0 | 23.5 | **23.6** |
| | [U.S. $ Millions] | [132] | [156] | [166] | [169] | [149] | [199] | **[207]** |

## 9. Statements of Income Data [Non-Consolidated]

(billions of yen)

| Years Ended/Ending March 31 | 2007 | | | | 2008 | | |
|---|---|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | **Third Quarter** |
| Net sales | 82.9 | 87.2 | 94.9 | 86.6 | 98.1 | 96.8 | **107.9** |
| Cost of sales | 19.9 | 20.0 | 21.3 | 18.9 | 21.0 | 18.1 | **20.6** |
| R&D expenses | 24.4 | 27.3 | 25.8 | 28.8 | 30.2 | 31.7 | **34.7** |
| SG&A expenses | 23.3 | 24.8 | 25.9 | 26.1 | 26.1 | 26.1 | **28.2** |
| Operating income | 15.3 | 15.1 | 21.9 | 12.8 | 20.8 | 20.9 | **24.5** |
| Ordinary income | 15.6 | 15.1 | 22.3 | 12.6 | 21.9 | 20.1 | **24.6** |
| Net income | 10.1 | 10.1 | 14.3 | 8.3 | 15.7 | 12.5 | **16.1** |

* "Cost of Sales" includes "(Reversal of) Provision for sales returns-net".

## 10. Prescription Pharmaceuticals [Non-Consolidated]

(billions of yen)

| Years Ended/Ending March 31 | 2007 | | | | 2008 | | |
|---|---|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | **Third Quarter** |
| Alzheimer's type dementia treatment *ARICEPT* | 11.5 | 12.4 | 14.0 | 11.8 | 14.9 | 15.1 | **18.9** |
| Proton pump inhibitor *PARIET* | 7.1 | 7.5 | 9.0 | 7.0 | 8.9 | 9.3 | **11.2** |
| Peripheral neuropathy treatment *METHYCOBAL* | 7.9 | 8.0 | 8.7 | 6.9 | 8.2 | 8.0 | **9.1** |
| Gastritis/gastric ulcer treatment *SELBEX* | 4.9 | 4.9 | 5.5 | 4.0 | 5.0 | 4.5 | **5.2** |
| Osteoporosis treatment *ACTONEL* | 1.9 | 2.0 | 2.1 | 1.6 | 2.9 | 2.0 | **2.0** |
| Muscle relaxant *MYONAL* | 2.1 | 2.0 | 2.3 | 1.8 | 2.1 | 2.0 | **2.3** |
| Non-ionic contrast medium *IOMERON* | 2.1 | 2.1 | 2.4 | 1.7 | 2.1 | 2.0 | **2.3** |
| Osteoporosis treatment *GLAKAY* | 1.9 | 1.9 | 2.1 | 1.5 | 1.8 | 1.7 | **1.8** |
| Genetically engineered glucagon preparation *GLUCAGON G NOVO* | 1.0 | 1.1 | 1.2 | 0.8 | 1.0 | 1.0 | **1.1** |
| Long-acting isosorbide denigrate preparation *NITOROL-R* | 1.0 | 1.0 | 1.1 | 0.8 | 0.9 | 0.8 | **1.0** |
| Antiallergic agent *AZEPTIN* | 0.6 | 0.5 | 0.7 | 0.8 | 0.6 | 0.4 | **0.6** |
| Other | 11.2 | 10.7 | 12.3 | 9.6 | 10.8 | 10.9 | **12.3** |
| Prescription pharmaceuticals total | 53.4 | 54.1 | 61.2 | 48.2 | 59.3 | 57.7 | **68.0** |

## 11. Exports by Products [Non-Consolidated]

(billions of yen)

| Years Ended/Ending March 31 / Product | 2007 First Quarter | 2007 Second Quarter | 2007 Third Quarter | 2007 Fourth Quarter | 2008 First Quarter | 2008 Second Quarter | 2008 **Third Quarter** |
|---|---|---|---|---|---|---|---|
| *ARICEPT* | 5.4 | 5.9 | 4.7 | 7.1 | 7.6 | 6.5 | **6.7** |
| *ACIPHEX/PARIET* | 6.5 | 6.7 | 7.0 | 8.2 | 6.6 | 6.3 | **5.5** |
| Other | 0.6 | 1.4 | 1.1 | 1.4 | 2.3 | 1.1 | **1.9** |
| Exports total | 12.4 | 14.0 | 12.8 | 16.7 | 16.5 | 14.0 | **14.1** |

## 12. Consumer Health Care Products [Non-Consolidated]

(billions of yen)

| Years Ended/Ending March 31 / Description / *Product* | 2007 First Quarter | 2007 Second Quarter | 2007 Third Quarter | 2007 Fourth Quarter | 2008 First Quarter | 2008 Second Quarter | 2008 **Third Quarter** |
|---|---|---|---|---|---|---|---|
| Vitamin $B_2$ preparation *CHOCOLA BB* Group | 2.1 | 2.3 | 2.5 | 1.8 | 2.3 | 2.4 | **2.7** |
| Active-type Vitamin $B_{12}$ *NABOLIN* Group | 0.4 | 0.6 | 0.5 | 0.4 | 0.5 | 0.6 | **0.7** |
| JUVELUX / Natural Vitamin E preparation *Vitamin-E* Group | 0.4 | 0.5 | 0.5 | 0.4 | 0.4 | 0.5 | **0.5** |
| Stomach ache and heartburn treatment *SACLON* Group | 0.4 | 0.4 | 0.5 | 0.4 | 0.3 | 0.4 | **0.5** |
| Other | 1.0 | 1.2 | 1.6 | 1.6 | 0.9 | 1.2 | **1.6** |
| Consumer health care products total | 4.3 | 5.0 | 5.7 | 4.6 | 4.4 | 5.1 | **5.9** |

# VII. Major R&D Pipeline Candidates

## Updates since October 2007

### Filed for approval

1. **KES524** filed in Japan for obesity management.
2. **Clevudine** filed in Thailand for chronic hepatitis caused by the hepatitis B virus.

### Progress in clinical studies

1. ***Zonegran*** entered a Phase III study for pediatric epilepsy in Europe.
2. **E6201** entered a Phase II study for psoriasis in the U.S..
3. **MORAb-009** entered a Phase II study for pancreatic cancer in the U.S..
4. **E7820** entered a Phase II study for colon cancer in the U.S..
5. ***ARICEPT*** entered a Phase II study for a pediatric indication in the U.S..

### Withdrawn

1. The application of ***PARIET*** for an additional indication of non-erosive gastro-esophageal reflux disease was withdrawn temporarily. Preparation for resubmission is ongoing.

## 1. International Development

### 1-1 Filed for Approval

| (Product) Name (Research Code) | Region | Date | Description | Form. | Origin |
|---|---|---|---|---|---|
| ***ARICEPT*** (E2020) (Additional indication) | U.S. | Sep-02 | **Vascular Dementia** Currently approved for the treatment of dementia due to Alzheimer's disease. An additional indication for the treatment of vascular dementia is being sought in the U.S.. | Tab. | In-house |
| | (EU) | In preparation | The application in the EU for vascular dementia was withdrawn in April 2004. Supportive data showing efficacy of the compound is now being collected for resubmission of the application. | | |
| ***ARICEPT*** (E2020) (Additional formulation) | EU | May-04 | **Liquid Formulation** Originally approved as a tablet formulation. Filed for a liquid formulation for prescription to people who have difficulty swallowing tablets. | Liquid | In-house |
| **E2080** | U.S. | Nov-05 | **Anti-Epilepsy (rufinamide)** An NDA for adjunctive therapy of Lennox-Gastaut Syndrome (LGS) and adult partial seizures has been filed in the U.S.. The compound has also received an orphan status for the treatment of LGS. (The brand name in the U.S.. is under consideration) | Tab. | Novartis |
| ***GASMOTIN*** | Asia | May-07 | **Gastroprokinetic Agent (mosapride citrate)** This compound is a selective serotonin 5-HT4 receptor agonist which has gastroprokinetic and gastric evacuant effects by enhancing acetylcholine release. Application has been filed for functional dyspepsia in Thailand, Malaysia, and Indonesia. Submission is being prepared in seven other countries including some ASEAN countries. | Tab. | Dainippon Sumitomo Pharma |
| **Clevudine** | Asia | May-07 | **Anti-hepatitis B Agent (clevudine)** Clevudine is an antiviral agent which shows efficacy in treatment of chronic hepatitis caused by the hepatitis B virus through DNA polymerase inhibition. An application has been under review in Malaysia. Application was also submitted in Thailand, and is being prepared in five other countries including some ASEAN countries where additional studies are not required. A Phase III study in China is in preparation. | Cap. | Bukwang |

### 1-2 Submission in Preparation

| (Product) Name (Research Code) | Region | Date | Description | Form. | Origin |
|---|---|---|---|---|---|
| ***GLUFAST*** | Asia | FY2007 | **Rapid-acting Insulin Secretagogue Agent (mitiglinide calcium hydrate)** This compound is an agonist for sulfonylurea receptors in pancreatic beta cells, produces a hypoglycemic effect by accelerating insulin release. Submission is being prepared in ten ASEAN countries. | Tab. | Kissei |

## 1-3 Phase III&II

| (Product) Name (Research Code) | Region | Phase | Description | Form. | Origin | Expected Application |
|---|---|---|---|---|---|---|
| E2007 | U.S.<br>EU | III<br>III | **Parkinson's Disease/AMPA Receptor Antagonist (perampanel)**<br>The compound selectively antagonizes the AMPA-type glutamate receptor. Development in progress for Parkinson's disease. Now being studied in Phase III in the U.S. and EU. | Tab. | In-house | FY2008 |
| E5564 | U.S.<br>EU | III<br>III | **Severe Sepsis/Endotoxin Antagonist (eritoran)**<br>Synthetic endotoxin antagonist which is being investigated for severe sepsis caused by endotoxin from various types of gram-negative bacteria. The safety profile and efficacy was confirmed through the previous study. Currently, a Phase III global study is ongoing. | Inj. | In-house | FY2009 |
| E7389 | U.S.<br>EU | III<br>III | **Anti-cancer (breast cancer)/Microtubule Growth Suppressor (eribulin)**<br>Synthetic analog of Halichondrin B derived from marine sponges. Acts against tumor growth by inhibiting cell division through blocking microtubule growth. In U.S. and Europe, a Phase III study is ongoing after achieving POC. | Inj. | In-house | FY2009 |
| AS-3201 | U.S. | III | **Diabetic complications/Aldose Reductase Inhibitor (ranirestat)**<br>This compound is being explored as a potential treatment of diabetic complications, via its ability to strongly inhibit aldose reductase. Now being tested in Phase III for treatment of diabetic neuropathy in the U.S.. | Tab. | Dainippon Sumitomo Pharma | Filing schedule under review |
| *ARICEPT*<br>(E2020)<br>(Additional formulation, dosage/administration) | U.S.<br>EU | III<br>III | **Sustained Release Formulation**<br>Originally approved as a tablet formulation. A Phase III study has been initiated for a sustained release formulation. | SR Tab. | In-house | FY2009 |
| *Zonegran*<br>(Additional Indication) | EU | III | **Anti-Epilepsy Monotherapy, Pediatric Indication**<br>Currently indicated for an adjunctive therapy for partial seizures in adults. Now being studied in Phase III for monotherapy in the EU. A Phase III study for pediatric indication has been initiated in the EU. | Cap. | Dainippon Sumitomo Pharma | FY2010 (Monotherapy)<br>FY2009 (Pediatric) |
| Clevudine | China | being prepared for Phase III | **Anti-hepatitis B Agent (clevudine)**<br>Clevudine is an antiviral agent which shows efficacy in treatment of chronic hepatitis caused by the hepatitis B virus through DNA polymerase inhibition. A Phase III is being prepared in China. In Malaysia, an application has been submitted. With regad to the countries where additional studies are not required for submission, an application was submitted in Thailand and is being prepared in five other countries including some ASEAN countries.. | Cap. | Bukwang | |
| *ARICEPT*<br>(E2020)<br>(Additional Indication) | U.S.<br>EU | II<br>II | **Prevention of Migraine Headache Prophylaxis**<br>Currently indicated for the treatment of Alzheimer's disease. Now being studied in Phase II for a new indication of prevention of migraine headache prophylaxis. | Tab. | In-house | |
| E2007 | U.S.<br>EU | II<br>II | **Epilepsy, Neuropathic Pain, Multiple Sclerosis and Prevention of Migraine Prophylaxis/AMPA Receptor Antagonist**<br>The compound selectively antagonizes the AMPA-type glutamate receptor. Now being investigated for the treatment of epilepsy, neuropathic pain, multiple sclerosis and prevention of migraine prophylaxis. | Tab. | In-house | |
| E7389 | U.S.<br>EU | II<br>II | **Anti-cancer (non-small cell lung cancer, prostate cancer, sarcoma) /Microtubule Growth Suppressor**<br>Synthetic analog of Halichondrin B derived from marine sponges. Acts against tumor growth by inhibiting cell division through blocking microtubule growth. Currently being investigated for breast cancer in Phase III after achieving POC. For non-small cell lung cancer, POC was also achieved. A Phase II is ongoing for prostate cancer and sarcoma. | Inj. | In-house | |
| E5555 | U.S.<br>EU | II<br>II | **Acute Coronary Syndrome (ACS), Atherothrombotic Disease /Thrombin Receptor Antagonist**<br>The compound inhibits platelet aggregation and smooth-muscle proliferation based on thrombin receptor antagonism. A Phase II study is ongoing. | Tab. | In-house | FY2012 |

NOTES:

- The expected application date for E7389 in the U.S. for the treatment of breast cancer has been changed from FY2007 to FY2009.
- POC (Proof of Concept): Proof of drug concept in clinical study

## 1-3 Phase III&II (continued)

| (Product) Name (Research Code) | Region | Phase | Description | Form. | Origin | Expected Application |
|---|---|---|---|---|---|---|
| **MORAb-003** | U.S. | II | **Anti-cancer (ovarian cancer)/Monoclonal antibody**<br>The compound is a humanized IgG1 MAb to folate receptor alpha. Now being studied in Phase II for treatment of ovarian cancers in the U.S.. | Inj. | In-house (Morphotek) | |
| **E6201** | U.S. | II | **Psoriasis/Multikinase Inhibitor**<br>The compound is a multikinase inhibitor. A Phase II study for psoriasis was initiated. | Transdermal | In-house | |
| **MORAb-009** | U.S. | II | **Anti-cancer (pancreatic cancer)/Monoclonal antibody**<br>The compound is an IgG1 MAb that targets mesothelin. A Phase II study for pancreatic cancer was initiated in the U.S.. | Inj. | In-house (Morphotek) | |
| **E7820** | U.S. | II | **Anti-cancer (colon cancer)/Alpha 2 integrin expression inhibitor**<br>The compound is an alpha 2 integrin expression inhibitor. A phase II study for colon cancer was initiated. | Tab. | In-house | |
| ***ARICEPT***<br>(E2020)<br>(Additional indication) | U.S. | II | **Pediatric Indication**<br>Currently indicated for the treatment of Alzheimer's disease. A Phase II study for pediatric Down syndrome was initiated. | Tab. | In-house | |

# 2. Development in Japan

## 2-1 Filed for Approval

| (Product) Name (Research Code) | Date | Description | Form. | Origin |
|---|---|---|---|---|
| **T-614** | Sep-03 | **Rheumatoid Arthritis (iguratimod)**<br>Suppresses lymphocyte proliferation, immunoglobulin and inflammatory cytokines production. Now being investigated for chronic rheumatoid arthritis. | Tab. | Toyama Chemical |
| **D2E7** | Dec-05<br>(Rheumatoid Arthritis)<br>Sep-07<br>(Psoriasis) | **Rheumatoid Arthritis/Human Anti TNF-alpha Monoclonal Antibody (adalimumab)**<br>Blocks the activity of Tumor Necrosis Factor-alpha (TNF-alpha) which plays a central role in inflammation in autoimmune diseases. Applications have been submitted for rheumatoid arthritis and psoriasis indications. | Inj. | Abbott |
| **E2014** | Dec-06 | **Cervical Dystonia/Botulinum Toxin Type B**<br>Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles. Filed an application for the treatment of cervical dystonia. | Inj. | Solstice Neuro-sciences |
| ***VASOLAN***<br>(E0103)<br>(Additional Indication) | Jan-07 | **Atrial Fibrillation, Paroxysmal Supraventricular Tachycardia (PSVT)**<br>Currently approved for Ischemic heart disease treatment. An application was submitted for a new indication for atrial fibrillation and paroxysmal supraventricular tachycardia. | Tab. | Abbott |
| ***IOMERON***<br>(E7337)<br>(Additional dosage /administration) | Mar-07 | **Nonionic X-ray Contrast Medium**<br>Currently approved for CT (computerized tomography) angiography. An application for additional dosage and administration has been filed. | Inj. | Bracco |
| **KES524** | Nov-07 | **Obesity Management/Central Acting Serotonin & Noradrenalin Reuptake Inhibitor (sibutramine)**<br>Inhibits the reuptake of the cerebral neurotransmitters noradrenalin and serotonin. By enhancing the feeling of satiety and increasing energy consumption, it is expected to result in the loss of body weight. An application was submitted for obesity management. | Cap. | Abbott |
| ***PARIET***<br>(E3810)<br>(Additional indication)<br>(Temporarily withdrawn) | In Preparation<br>(expected resubmission schedule is FY2008) | **Non-Erosive Gastro-Esophageal Reflux Disease (non-erosive GERD)**<br>Currently approved for treatment of peptic ulcers, erosive GERD, and Zollinger-Ellison syndrome in Japan. Submitted for treatment of non-erosive GERD in March 2006. The application was withdrawn temporarily to account for data required for submission. The company will proceed with an additional study and aims to achieve resubmission. | Tab. | In-house |

## 2-2 Phase III & II

| (Product) Name (Research Code) | Phase | Description | Form. | Origin | Expected Application |
|---|---|---|---|---|---|
| **E5564** | III | **Severe Sepsis/Endotoxin Antagonist (eritoran)**<br>Synthetic endotoxin antagonist which is being investigated for severe sepsis caused by endotoxin from various types of gram-negative bacteria. The safety profile and efficacy were confirmed through the previous study. A Phase III global study is ongoing in Japan as well as in the U.S., and EU. | Inj. | In-house | FY2009 |
| **E0302** | II/III | **Amyotrophic Lateral Sclerosis (ALS) (mecobalamine)**<br>Mecobalamine is widely used for treatment of peripheral neuropathy. A Phase II/III study for amyotrophic lateral sclerosis (ALS) is ongoing. | Inj. | In-house | |
| **D2E7** | II/III | **Crohn's Disease/Human Anti TNF-alpha Monoclonal Antibody (adalimumab)**<br>The compound is being filed for the rheumatoid arthritis and psoriasis indications. A Phase II/III study for Crohn's disease is ongoing. | Inj. | Abbott | FY2009 |
| **E7389** | II | **Anti-cancer (breast cancer)/Microtubule Growth Suppressor (eribulin)**<br>Synthetic analog of Halichondrin B derived from marine sponges. Acts against tumor growth by inhibiting cell division through blocking microtubule growth. A Phase II study is ongoing. | Inj. | In-house | |
| **E5555** | II | **Acute Coronary Syndrome (ACS), Atherothrombotic Disease /Thrombin Receptor Antagonist**<br>The compound inhibits platelet aggregation and smooth-muscle proliferation based on thrombin receptor antagonism. A Phase II study is ongoing. | Tab. | In-house | FY2012 |
| ***ARICEPT***<br>(E2020)<br>(Additional indication) | II | **Dementia with Lewy Bodies**<br>Currently indicated for the treatment of Alzheimer's disease. A Phase II study for Lewy bodies has been initiated in Japan. | Tab. | In-house | |
| **E7210**<br>(Suspended) | II | **Ultrasonic Contrast Medium**<br>Development in progress for potential Ultrasonic Contrast Medium by employing micro bubbles that reflect ultrasounds. (Development is currently suspended.) | Inj. | Bracco | |

# VIII. Major Events

| Date | Description |
|---|---|
| Jan. 2008 | Finalized a license agreement for the additional indications for D2E7, a fully human monoclonal antibody with Abbott Japan Co., Ltd., and Abbott Biotechnology Ltd.. <announced on January 29> |
| | Completed acquisition of MGI PHARMA <announced on January 29> |
| | Concluded changes to the sales scheme for D2E7, a fully human monoclonal antibody in the co-development & marketing agreement with Abbott Japan Co., Ltd., and Abbott Biotechnology Ltd.. <announced on January 28> |
| | Subsequent offering period for the tender offer for MGI PHARMA shares expired <January 25> |
| | Announced satisfaction of conditions to tender offer for MGI PHARMA shares <announced on January 23> |
| | Announced early termination of HSR waiting period for Eisai's acquisition of MGI PHARMA <the HSR waiting period terminated on January 16> |
| Dec. 2007 | Announced U.S. District Court decision about Eisai's legal action over Aricept ODT® ANDA filing <announced on December 27> |
| | Announced launch of new *Aricept*® dose formulations for treatment of severe Alzheimer's disease in Japan <announced on December 25> |
| | Commenced cash tender offer for all outstanding shares of MGI PHARMA <announced on December 21> |
| | Signed an in-licensing agreement with Minophagen Pharmaceutical for liver disease/allergic disease agents *Stronger Neo-Minophagen*® C and *Glycyron*® Tablets <announced on December 18> |
| | Signed a definitive merger agreement to acquire an U.S. biopharmaceutical company MGI PHARMA, Inc. <announced on December 10> |
| | Held Ground-Breaking Ceremony For New Manufacturing and Research Base in India <announced on December 6> |
| | UK Court of Appeal granted permission to challenge NICE judicial review verdict on Alzheimer's disease <December 6> |
| | Eisai's regional clinical research center in Singapore held opening ceremony to commence initiation of its operation <December 5> |
| | Signed an exclusive licensing agreement with BioArctic Neuroscience AB for BAN2401, novel antibody treatment for Alzheimer's disease <announced on December 4> |
| Nov. 2007 | Submitted an application of KES524 for Obesity Management in Japan <announced on November 29> |
| Oct. 2007 | Announced change in regulatory submission strategy of E2007 for Parkinson's disease <announced on October 30> |
| | Sanko Junyaku Co., Ltd. became Eisai's wholly-owned subsidiary |
| Sep. 2007 | Established a new pharmaceutical marketing subsidiary in Belgium <announced on September 28> |
| | Signed an agreement with Kissei Pharmaceutical Co., Ltd. for development and commercialization of Glufast (rapid-acting insulin secretagogue) for China <announced on September 28> |
| | Submitted an application with Abbott Japan Ltd. for D2E7 (fully human monoclonal anti-TNF alpha anti-body) to treat psoriasis <announced on September 25> |
| | Announced co-promotion of Sanko Junyaku's "*PyloriTek Test Kit*" (*H. Pylori* infection diagnostic kit) <announced on July 27, the kit made available on September 11> |
| | Entered into an exclusive agreement with Salix Pharmaceuticals, Ltd. to co-promote "*COLAZAL*" for Ulcerative Colitis in U.S. <announced on September 5> |
| Aug. 2007 | *PARIET* received approval for secondary eradication of *H. pylori* in Japan <announced on August 24> |
| | Announced co-promotion with Sanko Junyaku Co., Ltd. for Sanko Junyaku's "Picolumi® ucOC", a new diagnostic agent used in Vitamin $K_2$ medication therapy for the patients with osteoporosis <announced on August 23> |
| | *ARICEPT* received approval for additional efficacy and dosage and new formulation for treatment of severe Alzheimer's disease in Japan <August 23> |
| | UK High Court ordered NICE to amend a guidance for Alzheimer's disease <announced on August 11> |
| | UK High Court ruled NICE guidance for Alzheimer's disease discriminatory <announced on August 10> |
| Jul. 2007 | Announced continuation of policy for protection of the company's corporate value and common interests of shareholders <announced on July 31> |
| | In-licensing agreement signed with Sepracor for the insomnia treatment "eszopiclone" for Japan <announced on July 27> |
| | Launched the individually-wrapped tablets of *Selbelle* (stomach medication which promotes the secretion of gastric mucus and protects gastric mucosa) <announced on July 17> |
| | Launched "*Nitorol* injection 5mg syringe" and "*Nitorol* continuous intravenous infusion 25mg syringe" (the first nitric acid syringe formulations approved in Japan) <announced on July 11> |
| | Details announced for stock option (new share subscription right) <announced on July 9> |

* Events above are listed in the order of execution dates and may not be consistent with the announcement dates.

| Date | Description |
| --- | --- |
| Jun. 2007 | Tambocor (antiarrthymic treatment) received approval in Japan for paroxysmal atrial fibrillation/flutter <announced on June 26> |
| | Announced allotment of stock option (new share subscription right) <announced on June 22> |
| | Launched *Inovelon* (anti-epileptic agent) in Germany <announced on June 18> |
| | Launched *Actonel* 17.5 mg tablets (a once-weekly antiosteoporotic agent) in Japan <announced on June 15> |
| | Signed an agreement with Kissei Pharmaceutical Co., Ltd. for development and commercialization of *Glufast* (rapid-acting insulin secretagogue) for the 10 ASEAN countries <announced on June 12> |
| May 2007 | Announced basic principle and policies concerning reduction of minimum trading lots for shares <announced on May 15> |
| | Announced outline of new stock option (new share subscription right) <announced on May 15> |
| | Signed an agreement with Solstice Neurosciences for commercialization of *NeuroBloc* (botulinum toxin type B agent) for Europe <announced on May 15> |
| | Submitted an application for *Gasmotine* (gastroprokinetic agent) in Thailand for the treatment of functional dyspepsia <announced on May 15> |
| | Obtained favorable ruling in *ACIPHEX* patent infringement lawsuit in the U.S. <announced on May 12> |
| | *Fragmin* (injectable anti-clotting agent) received an FDA approval for extended treatment to reduce the recurrence of blood clots in patients with cancer <announced on May 7> |
| | Introduced *Chocola BB Light 2* Vitamin $B_2$ Drink <announced on May 7> |
| Apr. 2007 | Announced complete subsidiarization of Sanko Junyaku Co., Ltd. <announced on April 26> |
| | *Actonel* 17.5 mg tablets (a once-weekly treatment of osteoporosis) received approval in Japan <announced on April 18> |
| | Completed the acquisition of a U.S. based biopharmaceutical company Morphotek Inc. <announced on April 17> |
| | Announced temporary withdrawal of the application for *ARICEPT* in Europe for the treatment of severe Alzheimer's disease <announced on April 13> |

* Events above are listed in the order of execution dates and may not be consistent with the announcement dates.

| 〒 | 189－0012 |
|---|---|

東京都東村山市萩山町１丁目
３２－２２　桜レジデンスＢ－１

木之下　徹　　　　　　　　　　様

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平成１９　年分　報酬、料金、契約金及び賞金の支払調書　4460

| | | |
|---|---|---|
| 支払を受ける者 | 郵便番号　１８９－００１２<br>(住所)　東京都東村山市萩山町１丁目<br>３２－２２　桜レジデンスＢ－１<br>(氏名)　木之下　徹 | 内容に関する摘要<br>合計１０件 |

| 区分 | 細目 | 支払金額 | 源泉徴収額 |
|---|---|---|---|
| 講師謝礼 | | 799,998 円 | 79,998 円 |
| 原稿謝礼 | | 111,111 | 11,111 |
| その他 | | 55,555 | 5,555 |

| | | |
|---|---|---|
| 支払者 | 住所又は所在地 | 東京都文京区小石川４丁目６番10号 |
| | 氏名又は名称 | エーザイ株式会社 |

① 01115　② 00060020

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NO. 1

| 領収日 | 区分 | 金額（円） | 税額（円） | 品目名 |
|---|---|---|---|---|
| 1・26 | 講師謝礼 | 111,111 | 11,111 | |
| 3・31 | 講師謝礼 | 111,111 | 11,111 | |
| 4・14 | 講師謝礼 | 111,111 | 11,111 | |
| 4・27 | 講師謝礼 | 77,777 | 7,777 | |
| 5・11 | 原稿謝礼 | 111,111 | 11,111 | ＣＬＩＮ |
| 6・29 | 講師謝礼 | 111,111 | 11,111 | |
| 7・ 8 | 講師謝礼 | 111,111 | 11,111 | |
| 9・22 | 講師謝礼 | 111,111 | 11,111 | |
| 10・27 | その他 | 55,555 | 5,555 | |
| 10・31 | 講師謝礼 | 55,555 | 5,555 | |
| 講師謝礼　計 | | 799,998 | 79,998 | 8 件 |
| 原稿謝礼　計 | | 111,111 | 11,111 | 1 件 |
| その他　計 | | 55,555 | 5,555 | 1 件 |

2008年２月５日

こだまクリニック
木之下　徹　先生

平素より大変お世話になっております。

２００７年度の「支払調書」を既に発送させていただきましたが、弊社の不手際から、下記の内容が記載漏れであることが判明致しました。

「第２回　医療と介護連携の会」の講師謝礼

| | |
|---|---|
| 金　額 | ¥55,555 |
| 税　額 | ¥5,555 |
| 差引額 | ¥50,000 |
| 支払日 | 2007年10月31日 |

確定申告を控えた時期にご迷惑をお掛けして誠に申し訳ございません。訂正致しました支払調書を同封しましたので、ご査収のほど宜しくお願い致します。

前回送付致しましたものは破棄のうえ、差し替えしていただきますよう宜しくお願い致します。

ご不明な点などございましたら、下記までご連絡いただきますよう、宜しくお願い申し上げます。

〒112-8088 東京都文京区小石川4-6-10
エーザイ株式会社 財務経理部
TEL 03-3817-3724
FAX 03-3811-2830（担当　柳田）

END